                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration no. 333-48091

PROSPECTUS

[TWINLAB LOGO]                  8,000,000 SHARES

                              TWINLAB CORPORATION
                                  COMMON STOCK

     Of the 8,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), offered hereby (the "Offering"), 4,000,000 shares are being offered for sale by Twinlab Corporation ("Twinlab" or the "Company") and 4,000,000 shares are being offered for sale by certain stockholders of the Company (the "Selling Stockholders"). Management of the Company will not sell any shares of Common Stock in the Offering. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Common Stock is traded on the Nasdaq National Market under the symbol "TWLB." On April 7, 1998, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $37.0625 per share. See "Price Range of Common Stock."
                         ------------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

============================================================================================================================
                                                                  UNDERWRITING                               PROCEEDS TO
                                               PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                                PUBLIC           COMMISSIONS(1)         COMPANY(2)         STOCKHOLDERS(2)
----------------------------------------------------------------------------------------------------------------------------
Per Share...............................        $36.50                $1.46               $35.04               $35.04
----------------------------------------------------------------------------------------------------------------------------
Total(3)................................     $292,000,000          $11,680,000         $140,160,000         $140,160,000
============================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses related to the Offering payable by the Company (including certain expenses payable on behalf of the Selling Stockholders), estimated at $800,000.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 1,200,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover overallotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $335,800,000, $13,432,000, $148,175,365 and $174,192,635, respectively.

                         ------------------------------

     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the Shares will be made against payment therefor on or about April 14, 1998, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------

                          Joint Book-Running Managers

BEAR, STEARNS & CO. INC.                            DONALDSON, LUFKIN & JENRETTE
                                                     SECURITIES CORPORATION

ADAMS, HARKNESS & HILL, INC.
                                        LEHMAN BROTHERS
                                                     SALOMON SMITH BARNEY

                  THE DATE OF THIS PROSPECTUS IS APRIL 7, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                            ------------------------

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. The Company has been an electronic filer since September 1996.

     The Common Stock is quoted for trading on the Nasdaq National Market, and the Registration Statement and such reports and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company will furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

          2. The description of the Company's Common Stock contained in the Company's Form 8-A, dated October 21, 1996; and

        3. The Company's proxy statement on Schedule 14A, dated May 19, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the Offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to Philip M. Kazin, Esq., General Counsel, Twinlab Corporation, 2120 Smithtown Avenue, Ronkonkoma, N.Y. 11779, telephone (516) 467-3140.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, the terms "Company" and "Twinlab" refer to Twinlab Corporation and, as applicable, its direct and indirect subsidiaries, Twin Laboratories Inc. ("Twin"), Advanced Research Press, Inc. ("ARP"), and Changes International of Fort Walton Beach, Inc. ("Changes International"). Except where otherwise indicated, the information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised.

                                  THE COMPANY

     The Company is one of the leading manufacturers and marketers of brand name nutritional supplements sold through domestic health food stores and is also engaged in the sale of its products through national and regional drug store chains, supermarkets, mass market retailers and Changes International, its recently acquired network marketing company. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 940 products and 1,700 stockkeeping units (SKU's). The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB(R) trademark, a full line of herbal supplements and phytonutrients marketed under the Nature's Herbs(R) and HealthCare Naturals(R) trademarks and herb teas marketed under the Alvita(R) trademark. In addition, the Company markets a line of nutritional supplements exclusively through Changes International. The Company emphasizes the development and introduction of high-quality, unique nutraceuticals and other products in response to emerging trends in the nutritional supplement industry. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading and widely-recognized brands in the nutritional supplement industry.

     Under the leadership of the Blechman family, Twinlab has achieved increased net sales and income from operations every year since 1990. Since 1993, the Company's net sales and income from operations have grown at compound annual growth rates of 20.9% and 30.9%, respectively. For the year ended December 31, 1997, the Company generated net sales, net income and net income per share of $213.2 million, $22.7 million and $0.84, respectively.

     The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. To reach the broadest possible consumer market, the Company has developed a multi-branded and multi-channel distribution strategy, consisting of the following categories:

     - Health Food Stores -- The Company's TWINLAB, Nature's Herbs and Alvita brand products are sold through a network of approximately 60 distributors to nearly 11,000 health food stores and other selected retail outlets. The health food store channel of distribution has continued to experience significant growth in recent years as national chains, including those which sell the Company's products, such as General Nutrition Companies, Inc. ("GNC"), Whole Foods Market, Inc. ("WFM"), Wild Oats Markets, Inc. ("Wild Oats") and other industry participants continue to add stores in new and existing markets. The Company believes that it has a competitive advantage in the health food store channel due to the high quality of its products which is a direct result of its use of premium ingredients, its modern manufacturing facilities and its comprehensive quality control procedures. Sales to the health food store channel, primarily through distributors, continue to represent the Company's largest market, totaling approximately $171.6 million, or approximately 80.5%, of the Company's net sales in 1997. The Company believes that its products have a presence in over 90% of the health food stores in the United States, but that only approximately 12% of such stores carry a comprehensive line of the Company's products. Management believes that the continued expansion of health food store retail outlets and the strong growth characteristics of the nutritional supplement industry, combined with health food retailers' success with the Company's product lines, provide Twinlab with significant opportunities to increase sales in the health food store channel.

     - Mass Market Retailers -- The Company continues to increase its penetration of the fast growing mass market retail channel, which consists of drug store chains, supermarkets and other mass merchandisers. The Company is currently a provider of private label herbal products to Wal-Mart Stores, Inc. ("Wal-Mart"), which are being sold under Wal-Mart's proprietary Spring Valley brand name. The Company also sells its products through national and regional drug store and supermarket chains, such as Rite Aid Corporation, Duane Reade Inc., American Stores, Inc. and Albertson's, Inc., under its established TWINLAB, HealthCare Naturals and Alvita brand names. The Company believes that the mass market distribution channel affords significant growth opportunities and intends to continue to introduce new products and new brands designed specifically for customers in this channel. During 1998, the Company plans to introduce a line of sports nutrition products under a new proprietary brand name which will be sold exclusively in the mass market channel. Approximately $14.0 million or 6.6% of the Company's 1997 net sales were attributable to mass market retailers compared to $3.4 million or 2.0% in 1996. Due to a variety of recent programs initiated by the Company, Twinlab expects to experience significant growth in this category during fiscal 1998. See "Recent Trends and Developments -- First Quarter Trends."

     - Network Marketing -- Through Changes International, a network marketing company which the Company acquired in November 1997, Twinlab develops, markets and sells vitamins, herbs and nutritional supplements exclusively under the Changes(R) brand name. Changes International operates through a large sales force of independent distributors located throughout the United States and Canada who sell directly to consumers. Changes International's products include Changes Relief, an advanced supplement that nutritionally supports healthy bone and joint functions, and Perfor-Max, an antioxidant formula containing grapeseed extract, pine bark extract and tumeric. All of Changes International's products are specially formulated and packaged exclusively for the network marketing channel and are not intended for sale to retail outlets. The Company is making a significant investment to enhance Changes International's management team, infrastructure and management information systems in an effort to expand its distributor and customer base and to increase sales in this distribution channel. During 1998, the Company intends to more than double the size of Changes International's nutritional supplement line, beginning with the introduction of eight new products during the first half of 1998. Changes International was founded in 1994 and generated gross sales of $41.5 million in 1997 ($7.0 million in fiscal 1997 after its acquisition by the Company).

     The Company believes it is well positioned to capitalize on the continued growth of the vitamin, herb and nutritional supplements market and the multiple distribution channels through which these products are sold. Based on estimates in 1997 market reports conducted by Packaged Facts (the "Packaged Facts Report"), an independent research firm, the retail market for vitamins, minerals and other supplements (excluding sports nutrition and diet products; the "VMS Products") has grown at a compound annual rate of 15% from $3.7 billion in 1992 to $6.5 billion in 1996. Leading this increase, the retail market for supplements (primarily herbal products) has grown at a compound annual rate of 41.7% from $570 million in 1992 to $2.3 billion in 1996. In addition, according to Packaged Facts, the retail market for sports nutrition products has grown at a compound annual rate of 10.7% from $585 million in 1992 to $880 million in 1996. Packaged Facts forecasts 13.6% compound annual growth in the market for VMS Products, including 25% compound annual growth in the market for supplements, through the year 2001. Management believes this continued growth will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings supporting the positive health effects of certain nutrients; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; (iv) increased consumer interest in herbs and herb-related supplements; and (v) the heightened understanding and awareness of healthier lifestyles and the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, herbs and nutritional supplements on a regular basis.

     Vitamins and nutritional supplements are sold through several channels of distribution: health food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), and direct sales channels (including network marketing and catalog distribution). In 1996, according to Packaged Facts, the mass market channel accounted for approximately 45.8% of sales of VMS Products, health food stores accounted for 38.2% of sales and the remaining 16.0% of sales were generated through direct selling, mail order and the internet.

                               BUSINESS STRATEGY

     The Company's strategy is to continue to increase sales and profits by furthering its leadership position in the sale of vitamins, herbs and nutritional supplements to the health food store channel while continuing to increase sales and market share in the mass market and network marketing channels. The Company also intends to seek opportunities to enter other channels of distribution, including catalog distribution. Twinlab plans to implement this strategy both by capitalizing on the strength of its established brands as well as through the development and introduction of new brands. In addition, the Company expects to continue to develop and introduce new products and product innovations for each of its distribution channels, to increase its penetration of foreign markets and to provide the advertising, marketing, operational and personnel support necessary to grow its businesses. Twinlab intends to achieve these goals while continuing its past emphasis on its financial performance and the overall efficiency of its operations. Specifically, the Company seeks to:

     Further Develop Portfolio of Brands -- Twinlab has developed a portfolio of core brands which are among the most recognized in the vitamin and nutritional supplement industry. The Company intends to continue to nurture and extend the reach of its TWINLAB, Nature's Herbs and Alvita brands in the health food distribution channel while furthering the development of its portfolio of private label and proprietary brands, including the HealthCare Naturals and Changes brands, targeted to the mass market retail and network marketing channels. During 1998, the Company plans to introduce a line of sports nutrition products under a new proprietary brand name which will be sold exclusively in the mass market channel. As in the past, the Company will continue to promote its brands through strong marketing and advertising programs. Management believes that Twinlab has one of the largest marketing and advertising budgets as a percentage of sales in the nutraceutical industry and that the strong brand name recognition of its products is, in part, a direct result of this support. In fiscal 1997, the Company spent $15.9 million, an increase of 25.1% over fiscal 1996, on marketing and advertising to promote its products. The Company has budgeted $20.5 million for marketing and advertising expenses in fiscal 1998, a 29.2% increase over fiscal 1997.

     Further Develop Multiple Channels of Distribution -- The Company intends to continue to increase its penetration of the health food store channel, expand its mass market retail and network marketing businesses, and enter additional distribution channels, such as catalog distribution, through internal growth and selective acquisitions. See "Recent Trends and Developments -- Bronson Acquisition." By utilizing a multiple distribution channel approach, the Company believes it will be well positioned to also reach customers who historically have not shopped in health food stores.

     Continue to Introduce New Products and Product Innovations -- A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. The Company's geographically diverse network of distributors allows Twinlab to achieve immediate and broad distribution for new product launches. From 1991 through 1997, the Company introduced over 560 products, with over 100 new products introduced in 1997 alone. Net sales during 1997 from new products introduced in 1997 were approximately $17.7 million, or approximately 8.3% of net sales. In 1998, the Company expects to introduce over 100 new products in the health food store and mass market retail channels, 18 of which have already been introduced, and plans to more than double the number of products offered by Changes International.

     Increase Penetration of Foreign Markets -- Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. As part of its continuing efforts to increase international sales, the Company recently hired a Director of International Sales. The Company's international sales force is supported by a network of 37 overseas distributor organizations, serving 56 foreign countries. Approximately 5.1%, or $10.9 million, of the Company's net sales in 1997 were derived from international sales originating from overseas distributor organizations. The Company presently has distribution agreements covering fourteen western European countries, including Great Britain, France, Belgium, the Netherlands and the Scandinavian countries; six eastern European countries, including Russia; nine Latin American countries, including Mexico, Brazil and Argentina; eight Middle Eastern countries, including Israel and Saudi Arabia; and several other countries in the Far East and the Caribbean. The Company has also initiated new programs to qualify distributors in Italy and China.

     Supplement Internal Growth Through Strategic Acquisitions -- The Company actively pursues acquisition opportunities that complement or extend its existing product line, expand its distribution channels or are compatible with its business philosophy and strategic goals. The Company believes that its leading and widely recognized brand names, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs provide it with a strategic advantage in identifying potential acquisition candidates. In addition, the Company's success with past acquisitions provides it with the knowledge to successfully integrate future acquisitions into its operations. See "Recent Trends and Developments -- Bronson Acquisition."

     Ongoing Investment in Personnel and Infrastructure -- The Company continues to make significant investments in developing its management team and building its infrastructure to support the growth of its businesses. The Company recently hired several key individuals, including a new Chief Financial Officer, a President of Mass Market Sales and a Director of International Sales, to enhance its senior management team. As part of its ongoing efforts to maintain its reputation for providing the highest quality products and services to its customers, the Company continues to invest in its manufacturing and distribution facilities and management information systems. The Company recently broke ground on an approximately $13.0 million expansion of its state-of-the-art manufacturing, distribution and warehouse facility in American Fork, Utah (the "Utah Facility"). The total size of the Utah Facility will increase from 57,000 square feet to approximately 143,000 square feet and will substantially increase the Company's production capacity.

     Twinlab was incorporated under the laws of the State of Delaware in 1996 and maintains its principal executive offices at 2120 Smithtown Avenue, Ronkonkoma, New York 11779. Its telephone number is 516-467-3140.

                         RECENT TRENDS AND DEVELOPMENTS

     Bronson Acquisition -- On March 17, 1998, the Company entered into a definitive agreement to acquire substantially all of the assets and assume certain liabilities of the Bronson division ("Bronson") of Jones Medical Industries, Inc. ("Jones") (the "Bronson Acquisition"). The Company expects that the closing of the Bronson Acquisition will occur during the second quarter of fiscal 1998. Bronson's net sales and operating income for the fiscal year ended December 31, 1997, were approximately $32.1 million, and $9.5 million, respectively. The purchase price is $55.0 million in cash, subject to certain adjustments, which the Company intends to finance with a portion of the net proceeds of the Offering. In the event the Offering is not consummated, the Company would seek to amend its Revolving Credit Facility (as hereinafter defined) to increase the permitted borrowings and to finance the Bronson Acquisition with borrowings thereunder.

     Bronson manufactures, markets and distributes a line of over 350 vitamins, herbs, nutritional supplements and health and beauty aids, which are sold under the Bronson(R) name through catalogs and direct mailings to customers, including healthcare and nutritional professionals and mail order and retail customers. Bronson also markets its MD Pharmaceutical(R) brand exclusively to United States military commissaries. Bronson's products are manufactured in a 30,000 square foot facility in Tempe, Arizona, which the Company will acquire and operate after the closing. This facility also manufactures private label nutritional supplements for other companies on a contract manufacturing basis. Pursuant to a Transition Services Agreement, Jones will continue to provide sales services and packaging and distribution operations for Bronson's products through December 31, 1998.

     The Bronson Acquisition is subject to certain customary conditions, and there can be no assurance that the Bronson Acquisition will be consummated. The Offering is not contingent upon the consummation of the Bronson Acquisition.

     First Quarter Trends -- In the first quarter of 1998, the Company received a substantial increase in orders for its herbal supplement products, including a significant increase in orders from Wal-Mart for herbal products which are being sold under Wal-Mart's proprietary Spring Valley brand name. This increase is due to increased demand at the retail level and to the fact that the number of SKU's sold under this brand name at Wal-Mart more than doubled during the first quarter of 1998. The Company has made several adjustments to its operations to accommodate this increased demand for its herbal products, including the use of production capacity at the New York Facility (as hereinafter defined) to produce herbal supplement products and the installation of additional manufacturing equipment at both the New York and Utah Facilities. As a result of these operational adjustments and the Company's decision to reduce promotions offered to distributors during the first quarter of 1998, the Company's mix of product sales during the first quarter of 1998 will differ substantially from the product mix in the comparable period in 1997. For the first quarter of 1998, herbal supplements will represent a substantially greater portion of the Company's total net sales, and sales of vitamins, minerals and nutritional supplements products will represent a smaller percentage of total net sales and decline significantly from the comparable period in 1997. Nevertheless, the Company anticipates that its overall growth rate in net sales in the first quarter of 1998 will be comparable to that achieved in the first quarter of 1997, as the increased sales of herbal products will more than offset the decreased sales of vitamins, minerals and nutritional supplements (all of the foregoing first quarter comparisons exclude the impact of Changes International). The Company believes that there has been no material decline in retail sales of its vitamin, mineral and nutritional supplement products during the first quarter of 1998, as there has been adequate inventory of its products in the distribution channel. The Company plans to adjust its production mix during the second quarter of 1998 to increase the production of vitamins, minerals and nutritional supplements compared to the first quarter of 1998, as additional capacity comes on line and production schedules are adjusted, and expects to realize increased sales of these products during the second quarter of 1998 as compared to the first quarter of 1998.

                                  THE OFFERING

Common Stock to be sold by the
Company:............................         4,000,000 shares

Common Stock to be sold by the
Selling Stockholders:...............         4,000,000 shares

Common Stock to be outstanding after
the Offering:.......................        31,321,900 shares(1)

Use of Proceeds.....................        The Company intends to use $56.5
                                            million of the net proceeds from the
                                            Offering to pay the purchase price
                                            for the Bronson Acquisition
                                            (including related fees and
                                            expenses). In addition, the Company
                                            intends to use approximately $40.1
                                            million of the net proceeds from the
                                            Offering to redeem $35.0 million
                                            principal amount (plus accrued and
                                            unpaid interest and the applicable
                                            premium thereon) of Twin's 10 1/4%
                                            Senior Subordinated Notes due 2006
                                            (the "Notes"), and approximately
                                            $9.9 million to reduce outstanding
                                            borrowings under the Company's
                                            Revolving Credit Facility (including
                                            accrued and unpaid interest
                                            thereon). The remaining net proceeds
                                            from the Offering will be used for
                                            working capital and other general
                                            corporate purposes. See "Use of
                                            Proceeds."

Nasdaq National Market symbol.......        TWLB
---------------

(1) Does not include an aggregate of 390,600 shares of Common Stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $23.27 per share.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The summary information below presents historical consolidated financial data for the periods indicated which has been derived from the Consolidated Financial Statements of the Company. The summary information below also presents pro forma financial data relating to (i) the Company's conversion of tax status from an "S" corporation to a "C" corporation as a result of the Transactions (as hereinafter defined) and (ii) the Transactions and the IPO (as hereinafter defined). The summary historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                             1993       1994       1995       1996        1997
                                            -------   --------   --------   --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
OPERATING DATA:
  Net sales...............................  $99,897   $117,342   $148,735   $170,075    $213,229
  Gross profit............................   37,766     47,095     58,803     70,248      92,282
  Operating expenses......................   21,125     23,022     27,191     30,784      43,433
  Income from operations..................   16,641     24,073     31,612     39,464      48,849
  Interest expense........................      487        761        866     10,005      12,315
  Nonrecurring and transaction expenses...       --         --        656     15,700(a)       --
  Net income..............................  $16,676   $ 21,693   $ 30,224   $ 11,796(a) $ 22,671
                                            =======   ========   ========   ========    ========
  Basic and diluted net income per
     share(b).............................  $  0.62   $   0.80   $   1.12   $   0.26(a) $   0.84(c)
                                            =======   ========   ========   ========    ========
  Diluted weighted average shares
     outstanding(d).......................   27,000     27,000     27,000     27,000      27,078
PRO FORMA RELATING TO CHANGE IN TAX
  STATUS:(e)
  Historical income before provision for
     income taxes and extraordinary
     item.................................  $16,906   $ 21,938   $ 30,464   $ 14,384
  Pro forma provision for income taxes....    6,644      9,087     12,060      5,466
                                            -------   --------   --------   --------
  Pro forma income before extraordinary
     item.................................   10,262     12,851     18,404      8,918
  Extraordinary item......................       --         --         --     (1,792)(f)
                                            -------   --------   --------   --------
  Pro forma net income....................  $10,262   $ 12,851   $ 18,404   $  7,126
                                            =======   ========   ========   ========
  Basic and diluted income before
     extraordinary item per share(b)......       --         --   $   0.68   $   0.15          --
                                                                 ========   ========
  Basic and diluted net income per
     share(b).............................                       $   0.68   $   0.08
                                                                 ========   ========
PRO FORMA FOR THE TRANSACTIONS AND THE IPO:(g)
  Net income..............................       --         --   $ 11,429   $ 16,729          --
                                                                 ========   ========
  Basic and diluted net income per
     share................................       --         --   $   0.42   $   0.62          --
                                                                 ========   ========
OTHER DATA:
  Income from operations margin(h)........     16.7%      20.5%      21.3%      23.2%       22.9%
  Capital expenditures....................  $ 4,904   $  1,786   $  2,641   $  2,252    $  3,842

                                                                AS OF DECEMBER 31, 1997
                                                              ----------------------------
                                                              HISTORICAL    AS ADJUSTED(i)
                                                              ----------    --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  4,029        $ 34,186
  Net working capital (excluding cash and cash equivalents
     and current debt)......................................     57,474          68,050
  Total assets..............................................    171,324         258,442
  Total debt (including current debt).......................    114,238          65,488
  Shareholders' equity......................................     30,344         166,762

(footnotes on following page)

(a) Reflects $15.3 million of nonrecurring non-competition agreement expense and $0.4 million of Transaction expenses.

(b) Basic and diluted income per share has been computed by dividing net income (and pro forma income before extraordinary item and pro forma net income for 1995 and 1996), after reduction for Preferred Stock (as hereinafter defined) dividends, by the applicable weighted average shares outstanding.

(c) Supplemental basic and diluted net income per share for the year ended December 31, 1997, after giving effect to the Redemption (as hereinafter defined), would be $0.89. Such calculation assumes the Redemption occurred on January 1, 1997, and includes the assumed issuance of 1,093,750 shares of Common Stock required to effect the Redemption and the elimination of interest expense and amortization of deferred finance costs, net of tax, relating to the redeemed Notes.

(d) Diluted weighted average shares outstanding for 1993 through 1996 represents the number of equivalent shares outstanding after giving retroactive effect to Twinlab's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes that the 10,175,000 shares of Common Stock issued in connection with the Acquisition (as hereinafter defined) and the 8,500,000 shares of Common Stock issued in connection with the Company's IPO were outstanding. See Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(e) Prior to May 1996, the Company consisted of "S" corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its "S" corporation status and, accordingly, became subject to federal and state income taxes.

(f) Represents the write-off of previously deferred finance costs incurred in connection with the Original Credit Facility (as hereinafter defined) (the "Extraordinary Item").

(g) The unaudited pro forma results of operations assume the Transactions and the subsequent IPO occurred on January 1, 1995, and exclude the effect of
    (i) the nonrecurring non-competition agreement expense, (ii) the Transaction expenses, (iii) the Extraordinary Item and (iv) the dividends paid on the Preferred Stock which was redeemed in connection with the IPO, and reflects the additional interest expense relating to the financing of the Acquisition and the change in tax status described in Note (e) above. This data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the Transactions and the subsequent IPO in fact occurred on January 1, 1995.

(h) Income from operations margin equals income from operations as a percentage of net sales.

(i) Gives effect to the consummation of the Offering and the application of the estimated net proceeds therefrom as if they occurred on December 31, 1997. The application of the net proceeds assumes the consummation of the Bronson Acquisition and the repayment of approximately $13.9 million of outstanding borrowings under the Revolving Credit Facility (including accrued and unpaid interest thereon), which borrowings are expected to have been reduced through repayments to $9.9 million (including accrued and unpaid interest thereon), prior to the consummation of the Offering.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained, and incorporated by reference, in this Prospectus before making an investment in the Common Stock.

     This Prospectus contains or incorporates by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, performance, financial condition, growth and acquisition strategies, margins and growth in sales of the Company's products. For this purpose, any statements contained or incorporated by reference in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Prospectus Summary -- Business Strategy," and
"Business -- Business Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

UNCERTAINTY RELATED TO ACQUISITIONS; BROAD DISCRETION IN USE OF PROCEEDS

     The Company intends to actively pursue acquisition opportunities that complement or extend its existing products, expand its distribution channels or are compatible with its business philosophy and strategic goals. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of the acquired companies. There can be no assurance that the Company will consummate future acquisitions on satisfactory terms, if at all, that adequate financing will be available on terms acceptable to the Company, if at all, or be permitted under the Company's financing instruments, that any acquired product lines or businesses will be successfully integrated or that such product lines or businesses will ultimately have a positive impact on the Company, its financial condition or results of operations. In addition, such acquisitions could result in substantial equity dilution to existing stockholders. See
"Business -- Business Strategy."

     The Company intends to finance the purchase price of the Bronson Acquisition with $56.5 million (including related fees and expenses) of the net proceeds of the Offering. There can be no assurance that the Bronson Acquisition will be consummated. In the event the Bronson Acquisition is not consummated, the Company intends to use the resulting excess net proceeds from the Offering for working capital and other general corporate purposes, including to pursue acquisition opportunities. Accordingly, the Company may have broad discretion in using the net proceeds of the Offering. An investor will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success depends to a significant extent on the management and other skills of Brian Blechman, Dean Blechman, Neil Blechman, Ross Blechman and Steve Blechman (the "Blechman Brothers"), as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of the Company. The loss or unavailability of the services of one or more of the Blechman Brothers could have a material adverse effect on the Company. The Company has employment agreements with each of the Blechman Brothers and upon completion of the Offering each of the Blechman Brothers will own approximately 5.3% of the outstanding Common Stock. See "Management."

CERTAIN GOVERNMENT ACTION AND ADVERSE PUBLICITY REGARDING CERTAIN PRODUCTS CONTAINING EPHEDRINE

     Approximately 15 of the Company's products include an herb known as "Ma Huang," which contains naturally-occurring ephedrine. Certain of such products also contain caffeine or other central nervous system stimulants. Such products accounted for approximately 13.0% of the Company's net sales in 1997. The Company's products which contain Ma Huang are generally marketed for bodybuilding, weight loss, sports nutrition and other purposes, including increased endurance and energy, generally in conjunction with diet or exercise, and as natural alternatives to over-the-counter medications.

     Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful or adverse effects. The United States Food and Drug Administration (the "FDA") has proposed regulations relating to the sale of dietary supplements containing Ma Huang which, if promulgated in final form, would require the Company to substantially reformulate and relabel almost all of its Ma Huang products, limit potency, require warnings, prohibit certain combination products and preclude the Company from making bodybuilding and weight loss claims for such products. Comments from industry participants and inquiries from Committees of the United States Congress have been filed with the FDA challenging the scientific and legal basis for the proposed regulations. The Company is not able to predict whether the FDA's proposed regulations will become final. There can be no assurance as to the effect that any resulting reformulation, relabeling or change in the marketing of the Company's products would have on the sales of such products. In 1996, the Company introduced a line of Ma Huang-free products as alternatives to certain of its bodybuilding and sports nutrition products which currently contain Ma Huang. The Company's net sales of Ma Huang-free products were $1.9 million for fiscal 1997. There can be no assurance that sales of such alternative products would offset any decrease in sales attributable to any reformulation or relabeling of the Company's Ma Huang products.

     A number of state and local governments have proposed or passed legislation prohibiting or regulating the sale of Ma Huang products. The Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could also require the Company to reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or relabel its products with different warnings or revised directions for use. There can be no assurance that the loss of sales of the Company's Ma Huang products would not have a material adverse effect on the Company. See
"Business -- Legal Matters."

LEGAL MATTERS

     The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company may be subjected to various product liability claims, including, among others, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, there can be no assurance that product liability claims and the resulting adverse publicity will not have a material adverse effect on the Company. See "Business -- Legal Matters." The Company carries insurance in the types and amounts that management considers reasonably adequate to cover the risks associated with its business. There can be no assurance that such insurance will continue to be available at a reasonable cost, or if available will be adequate to cover liabilities.

     The State of California and the National Resources Defense Council (the "NRDC") filed lawsuits against the Company and a large number of manufacturers of dietary supplements containing calcium, claiming that naturally-occurring lead levels in these supplements exceed acceptable levels under California law ("Proposition 65"). The NRDC settled its suit with the manufacturers, including the Company. The State of California settled the first of two phases of its lawsuit with the Company and the other manufacturers and is engaged in settlement discussions with respect to the remainder of the case. The Company also received notice of a possible State of California legal claim relating to alleged toxic impurities in fish oil products. No action has been filed. There can be no assurance that the Company will not be the subject of future Proposition 65 claims asserted by the State of California or private parties or that any such claim or the existing California lawsuit, if successful, might not have a material adverse effect on the Company's operations.

     The Company is presently engaged in various other legal actions, and, although ultimate liability cannot be determined at the present time, the Company believes that the amount of any such liability, if any, from these other actions, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition. See "Business -- Legal Matters."

GOVERNMENT REGULATION

     The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission (the "FTC"), the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

     On October 25, 1994, the President signed into law the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). This new law revises the provisions of the Federal Food, Drug, and Cosmetic Act (the "FFDC Act") concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The substantial majority of the products marketed by the Company are classified as dietary supplements under the FFDC Act.

     Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA preapproval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

     The FDA issued final dietary supplement labeling regulations in 1997 that require the Company to revise most of its product labels by 1999. The regulations also currently require the Company to submit notification to the FDA of all "statements of nutritional support," a process that the Company has not fully completed.

     Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

     As a result of the Company's efforts to comply with applicable statutes and regulations, the Company has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

     Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company. See also "Business -- Legal Matters" and "-- Regulatory Matters."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture (as hereinafter defined) and the Revolving Credit Facility impose upon the Company certain financial and operating covenants, including, among others, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures and restrictions on the ability of the Company to incur debt, pay dividends or take certain other corporate actions, all of which may restrict the Company's ability to expand or to pursue its business strategies. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments. See "Description of Certain Indebtedness."

COMPETITION

     The business of developing, manufacturing and selling vitamins, herbs, sports nutrition products, nutritional supplements and other nutraceuticals is highly competitive. There are numerous companies in the vitamin and nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. See "Business -- Competition."

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; EFFECT OF PUBLICITY

     While the Company conducts extensive quality control testing on its products, the Company generally does not conduct or sponsor clinical studies on its products. See "Business -- Manufacturing and Product Quality." The Company's products consist of vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies (which may not adhere to the same quality standards as the Company), the Company could be adversely affected in the event any of the Company's products, or any similar products distributed by other companies, should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Company's products as suggested by the Company or other misuse or abuse of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company's results of operations and financial condition.

     Furthermore, the Company believes the recent growth experienced by the nutritional supplement market is based in part on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. Such research has been described in major medical journals, magazines, newspapers and television programs. The scientific research to date is preliminary, and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

DEPENDENCE ON DISTRIBUTORS

     The Company's success depends in part upon its ability to attract, retain and motivate a large base of distributors, and its ability to maintain a satisfactory relationship with Tree of Life Inc. ("Tree of Life") and GNC. Tree of Life and GNC accounted for approximately 19% and 23%, respectively, of the Company's net sales in 1997. The loss of Tree of Life or GNC as a distributor, or the loss of a significant number of other distributors, or a significant reduction in purchase volume by Tree of Life, GNC or such other distributors, for any reason, would have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Sales and Distribution."

AVAILABILITY OF RAW MATERIALS

     Substantially all of the Company's herbal supplements and herb teas contain ingredients that are harvested by and obtained from third-party suppliers, and many of those ingredients are harvested internationally and only once per year or on a seasonal basis. An unexpected interruption of supply, such as a harvest failure, could cause the Company's results of operations derived from such products to be adversely affected. Although the Company has generally been able to raise its prices in response to significant increases in the cost of such ingredients, the Company has not always in the past been, and may not in the future always be, able to raise prices quickly enough to offset the effects of such increased raw material costs.

INTELLECTUAL PROPERTY PROTECTION

     The Company's trademarks are valuable assets which are very important to the marketing of its products. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company has approximately 289 trademark registrations with the United States Patent and Trademark Office. The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States.

CONTROL BY PRINCIPAL STOCKHOLDERS; SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, Green Equity Investors II, L.P., an affiliate of Leonard Green & Partners, L.P. ("GEI") will own 16.8% and the Blechman Brothers will own 26.5%, of the Common Stock of Twinlab. As a result, GEI and the Blechman Brothers will have significant influence over all matters requiring approval by the Company's stockholders without the approval of minority stockholders. Such influence could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal and Selling Stockholders."

     The Blechman Brothers and Stephen L. Welling (collectively, the "Senior Executive Officers") and GEI are eligible to sell their shares of Common Stock pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted the Senior Executive Officers and the Selling Stockholders certain demand and piggyback registration rights covering an aggregate of 18,176,250 shares of Common Stock (14,176,250 shares after the consummation of the Offering). The Senior Executive Officers and the Selling Stockholders, who collectively are the beneficial owners of an aggregate of 18,180,420 shares of Common Stock (14,180,420 shares after the consummation of the Offering), and the Company have agreed with the Underwriters, subject to certain exceptions, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns"), any Common Stock, or any securities convertible into or exchangeable or exercisable for, or warrants, options or rights to purchase or acquire Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of this Prospectus. Upon the expiration of such 90 day period, such holders will in general be entitled to dispose of their shares of Common Stock, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144 under the Securities Act. Sales of substantial amounts of such shares in the public market or the perception that such sales could occur could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

     The Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Amended and Restated By-laws (the "By-laws"), as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Certain of these provisions impose various procedural and other requirements, including advance notice and other provisions, that could make it more difficult for stockholders to effect certain corporate actions. The Company's Board of Directors has the authority to issue additional shares of preferred stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Furthermore, certain provisions of the Indenture and the Company's Amended and Restated Revolving Credit Facility (the "Revolving Credit Facility") provide for the acceleration of the indebtedness evidenced thereby upon the occurrence of certain change in control events (as defined in such debt instruments), which provisions could also tend to prevent or discourage the acquisition of the Company by a third party. See "Description of Capital Stock" and "Description of Certain Indebtedness."

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON DIVIDENDS

     Twinlab conducts its business through its direct and indirect subsidiaries and has no operations of its own. The principal assets of Twinlab are the capital stock of its direct and indirect subsidiaries, Twin, ARP and Changes International. Accordingly, Twinlab has no independent means of generating revenues. As a holding company, Twinlab's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements under which Twin is the borrower restrict the payment of dividends and the making of loans, advances or other distributions to Twinlab except in certain limited circumstances. See "Dividend Policy" and "Description of Certain Indebtedness."

YEAR 2000

     The Company recognizes the importance of ensuring that neither its customers nor its business operations are disrupted as a result of Year 2000 software failures. The Company is communicating with customers, suppliers, financial institutions and other vendors with which it does business to coordinate Year 2000 conversion efforts. At the present time, the Company believes that its systems are substantially Year 2000 compliant and does not expect Year 2000 issues to materially effect its products, services, competitive position or financial performance. However, there can be no assurance that this will be the case. The ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. There can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market. The high and low sale prices for the Common Stock as reported by the Nasdaq National Market for the periods since the Company's initial public offering in November 1996 are summarized below.

                                                               HIGH        LOW
                                                              -------    -------
1996
Fourth Quarter (from November 14, 1996).....................  $12.375    $11.375

1997
First Quarter...............................................  $15.250    $12.000
Second Quarter..............................................   24.000     12.125
Third Quarter...............................................   24.750     19.000
Fourth Quarter..............................................   25.375     17.750

1998
First Quarter...............................................  $41.625    $22.625
Second Quarter (through April 7, 1998)......................   40.750     36.750

     On April 7, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $37.0625. As of April 7, 1998, there were approximately 126 registered holders of record of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $139.4 million, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company intends to use $56.5 million of the net proceeds from the Offering to pay the purchase price of the Bronson Acquisition (including related fees and expenses). In addition, the Company intends to use approximately $40.1 million of the net proceeds from the Offering to redeem $35.0 million in outstanding principal amount of Notes at a redemption price equal to 109 1/2% of the principal amount thereof plus accrued and unpaid interest thereon to the date of redemption (the "Redemption"), and approximately $9.9 million to reduce outstanding borrowings under the Company's Revolving Credit Facility (including accrued and unpaid interest thereon). The remaining net proceeds from the Offering will be used for working capital and other general corporate purposes. Borrowings under the Revolving Credit Facility were used for general corporate purposes, including the payment of the cash portion of the purchase price of Changes International. See "Prospectus Summary -- Business Strategy -- Supplement Internal Growth Through Strategic Acquisitions" and "-- Recent Trends and
Developments -- Bronson Acquisition." Pending the use of the net proceeds for such purposes, the Company will invest such proceeds in short-term, interest-bearing investments.

     In the event the Bronson Acquisition is not consummated, the Company intends to use the resulting excess net proceeds from the Offering for working capital and other general corporate purposes, including to pursue acquisitions. See "Risk Factors -- Uncertainty Related to Acquisitions; Broad Discretion in Use of Proceeds."

     For information with respect to the Revolving Credit Facility and the Notes (including applicable interest rates and the maturity dates thereof), see "Description of Certain Indebtedness."

     The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company currently intends to retain earnings to finance its operations and future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Twinlab conducts its business through its direct and indirect subsidiaries and has no operations of its own. The principal assets of Twinlab are the capital stock of its direct and indirect subsidiaries, Twin, ARP and Changes International. Accordingly, Twinlab has no independent means of generating revenues. As a holding company, Twinlab's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements under which Twin is the borrower restrict the payment of dividends and the making of loans, advances or other distributions to Twinlab, except in certain limited circumstances. See "Description of Certain Indebtedness." The payment of cash dividends in the future will depend upon, among other things, the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of December 31, 1997, and as adjusted to reflect the sale by the Company in the Offering of 4,000,000 shares of Common Stock at a price of $36.50 per share and the application by the Company of the estimated net proceeds therefrom (including the consummation of the Bronson Acquisition) as if they occurred on December 31, 1997. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                              AS OF DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  4,029     $ 34,186
                                                              ========     ========
Long-term debt (including current portion)
  Revolving Credit Facility.................................  $ 13,750(a)  $     --
  Notes.....................................................   100,000       65,000
  Other debt................................................       330          330
  Capital lease obligations.................................       158          158
                                                              --------     --------
  Total long-term debt......................................   114,238       65,488
Total shareholders' equity..................................    30,344      166,762
                                                              --------     --------
Total capitalization........................................  $144,582     $232,250
                                                              ========     ========

---------------
(a) The application of the net proceeds assumes the repayment of approximately $13.9 million of outstanding borrowings under the Revolving Credit Facility (including accrued and unpaid interest thereon), which borrowings are expected to have been reduced through repayments to $9.9 million (including accrued and unpaid interest thereon), prior to the consummation of the Offering.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical financial data as of December 31, 1993, 1994, 1995, 1996 and 1997 and for each of the years then ended has been derived from the audited consolidated financial statements of the Company. The report of Deloitte & Touche LLP, independent auditors, on the consolidated financial statements as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 is included elsewhere herein. The selected financial data below also presents pro forma financial data relating to (i) the Company's conversion of tax status from an "S" corporation to a "C" corporation as a result of the Transactions and (ii) the Transactions and the IPO. The selected historical financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                     YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                        1993       1994       1995     1996(A)       1997
                                                       -------   --------   --------   --------    --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
OPERATING DATA:
  Net sales..........................................  $99,897   $117,342   $148,735   $170,075    $213,229
  Gross profit.......................................   37,766     47,095     58,803     70,248      92,282
  Operating expenses.................................   21,125     23,022     27,191     30,784      43,433
  Income from operations.............................   16,641     24,073     31,612     39,464      48,849
  Interest expense...................................      487        761        866     10,005      12,315
  Nonrecurring and transaction expenses..............       --         --        656     15,700(b)       --
  Net income.........................................  $16,676   $ 21,693   $ 30,224   $ 11,796(b) $ 22,671
                                                       =======   ========   ========   ========    ========
  Basic and diluted net income per share(c)..........  $  0.62   $   0.80   $   1.12   $   0.26(b) $   0.84(d)
                                                       =======   ========   ========   ========    ========
  Diluted weighted average shares outstanding(e).....   27,000     27,000     27,000     27,000      27,078
PRO FORMA RELATING TO CHANGE IN TAX STATUS:(F)
  Historical income before provision for income taxes
     and extraordinary item..........................  $16,906   $ 21,938   $ 30,464   $ 14,384
  Pro forma provision for income taxes...............    6,644      9,087     12,060      5,466
                                                       -------   --------   --------   --------
  Pro forma income before extraordinary item.........   10,262     12,851     18,404      8,918
  Extraordinary item.................................       --         --         --     (1,792)(g)
                                                       -------   --------   --------   --------
  Pro forma net income...............................  $10,262   $ 12,851   $ 18,404   $  7,126
                                                       =======   ========   ========   ========
  Basic and diluted income before extraordinary item
     per share(c)....................................       --         --   $   0.68   $   0.15          --
                                                                            ========   ========
  Basic and diluted net income per share(c)..........                       $   0.68   $   0.08
                                                                            ========   ========
PRO FORMA FOR THE TRANSACTIONS AND THE IPO:(H)
  Net income.........................................       --         --   $ 11,429   $ 16,729          --
                                                                            ========   ========
  Basic and diluted net income per share.............       --         --       0.42       0.62          --
                                                                            ========   ========
OTHER DATA:
  Income from operations margin(i)...................     16.7%      20.5%      21.3%      23.2%       22.9%
  Capital expenditures...............................  $ 4,904   $  1,786   $  2,641   $  2,252    $  3,842

                                                                        AS OF DECEMBER 31,
                                                       ----------------------------------------------------
                                                        1993       1994       1995     1996(A)       1997
                                                       -------   --------   --------   --------    --------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Net working capital (excluding cash and cash
     equivalents, marketable securities and current
     debt)...........................................  $25,437   $ 35,056   $ 39,405   $ 43,569    $ 57,474
  Property, plant and equipment, net.................   10,732     12,071     13,036     14,157      13,958
  Total assets.......................................   55,587     64,706     75,309    141,537     171,324
  Total debt (including current debt)................    8,039      9,288      8,792    120,654     114,238
  Shareholders' equity...............................   40,543     48,671     55,405      1,688      30,344

                                                   (footnotes on following page)

(a) The Blechman Brothers, their parents, David and Jean Blechman, Stephen L. Welling, the President of the Nature's Herbs division of the Company (collectively, the "Stockholders"), GEI and certain other parties entered into a Stock Purchase and Sale Agreement, dated as of March 5, 1996, as amended (the "Acquisition Agreement"), pursuant to which, among other things, on May 7, 1996 (i) GEI acquired 48% of the Common Stock of Twinlab for aggregate consideration of $4.8 million and shares of non-voting junior redeemable preferred stock of Twinlab (the "Junior Preferred Stock") for aggregate consideration of $37.0 million, (ii) certain other investors acquired 7% of the Common Stock of Twinlab for aggregate consideration of $0.7 million and shares of nonvoting senior redeemable preferred stock of Twinlab (the "Senior Preferred Stock," and, together with the Junior Preferred Stock, the "Preferred Stock") for aggregate consideration of $30.0 million, (iii) the Senior Executive Officers exchanged certain of their shares of common stock of Twin (formerly known as Natur-Pharma Inc.) for 45% of the outstanding shares of Common Stock of Twinlab valued at $4.5 million,
    (iv) Twinlab purchased all of the remaining shares of common stock of Twin from the Stockholders for cash, resulting in Twin becoming a wholly owned subsidiary of Twinlab. The total cash consideration that the Stockholders received was approximately $212.5 million, the majority of which was paid to David and Jean Blechman. The transactions described above are hereinafter referred to as the "Acquisition." Concurrently with the consummation of the Acquisition, the Company entered into a credit facility (the "Original Credit Facility") (which provided for a term loan facility in the amount of $53.0 million and a revolving credit facility in the amount of $15.0 million) and issued $100.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2006 (the "Note Offering"; and, collectively with the Acquisition and the Original Credit Facility, the "Transactions"). The net cash proceeds of the Note Offering were used, together with borrowings under the Original Credit Facility, the proceeds from the issuance of the Common Stock and Preferred Stock of Twinlab and available cash of the Company, to finance the Acquisition, to refinance approximately $7.0 million aggregate principal amount of debt of the Company and to pay related fees and expenses. The Company consummated an initial public offering of 8,500,000 shares of Common Stock in November 1996 (the "IPO"). The net proceeds of the IPO of approximately $93.7 million, together with available cash resources of the Company and approximately $20.0 million of borrowings under the Revolving Credit Facility, were used to repay all of the Company's outstanding indebtedness under the Original Credit Facility and to redeem all of the outstanding shares of Preferred Stock. See Note 1 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(b) Reflects $15.3 million of nonrecurring non-competition agreement expense and $0.4 million of Transaction expenses.

(c) Basic and diluted income per share has been computed by dividing net income (and pro forma income before extraordinary item and pro forma net income for 1995 and 1996), after reduction for Preferred Stock dividends, by the applicable weighted average shares outstanding.

(d) Supplemental basic and diluted net income per share for the year ended December 31, 1997, after giving effect to the Redemption, would be $0.89. Such calculation assumes the Redemption occurred on January 1, 1997 and includes the assumed issuance of 1,093,750 shares of Common Stock required to effect the Redemption and the elimination of interest expense and amortization of deferred finance costs, net of tax, relating to the redeemed Notes.

(e) Diluted weighted average shares outstanding for 1993 through 1996 represents the number of equivalent shares outstanding after giving retroactive effect to Twinlab's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes that the 10,175,000 shares of Common Stock issued in connection with the Acquisition and the 8,500,000 shares of Common Stock issued in connection with the Company's IPO were outstanding. See Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(f) Prior to May 1996, the Company consisted of "S" corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its "S" corporation status and, accordingly, became subject to federal and state income taxes.

(g) Represents the write-off of previously deferred finance costs incurred in connection with the Original Credit Facility (the "Extraordinary Item").

(h) The unaudited pro forma results of operations assume the Transactions and the subsequent IPO occurred on January 1, 1995, and exclude the effect of
    (i) the nonrecurring non-competition agreement expense, (ii) the Transaction expenses, (iii) the Extraordinary Item and (iv) the dividends paid on the Preferred Stock which was redeemed with a portion of the net proceeds of the IPO, and reflects the additional interest expense relating to the financing of the Acquisition and the change in tax status described in Note (f) above. This data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the Transactions and the subsequent IPO in fact occurred on January 1, 1995.

(i) Income from operations margin equals income from operations as a percentage of net sales.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Historical Financial Data" and the audited Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The Company operates in one business segment, the manufacture and marketing of brand name nutritional supplements. Within this segment, the Company operates in three primary business areas: the TWINLAB division, the herbal products division, and the network marketing division. Products sold by the TWINLAB division include vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas primarily under the TWINLAB brand name. The herbal products division includes a full line of herbal supplements and phytonutrients marketed by the Nature's Herbs division and a full line of herb teas marketed by the Alvita division. The Company's network marketing activities are conducted through Changes International, which was acquired by the Company in November 1997. The Company's publishing activities are conducted through ARP.

     The following table sets forth, for the periods indicated, certain historical income statement and other data for the Company and also sets forth certain of such data as a percentage of net sales.

                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                             1995                1996                1997
                                       ----------------    ----------------    ----------------
                                                        (DOLLARS IN MILLIONS)
TWINLAB Division.....................  $132.2      88.8%   $150.4      88.4%   $174.9      82.0%
Herbal Supplements &
  Phytonutrients.....................    19.8      13.3      23.1      13.6      41.1      19.3
Herb Teas............................     5.8       3.9       8.1       4.8       8.4       3.9
Network Marketing....................      NA        NA        NA        NA       7.0       3.3
Publishing...........................     4.8       3.3       5.4       3.1       5.2       2.4
                                       ------    ------    ------    ------    ------    ------
Gross Sales..........................   162.6     109.3     187.0     109.9     236.6     110.9
Discounts & Allowances...............   (13.9)     (9.3)    (16.9)     (9.9)    (23.4)    (10.9)
                                       ------    ------    ------    ------    ------    ------
Net Sales............................   148.7     100.0     170.1     100.0     213.2     100.0
Gross Profit.........................    58.8      39.5      70.2      41.3      92.3      43.3
Operating Expenses...................    27.2      18.3      30.8      18.1      43.4      20.4
Income From Operations...............    31.6      21.3      39.5      23.2      48.8      22.9

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales for fiscal 1997 were $213.2 million, an increase of $43.1 million, or 25.4%, as compared to net sales of $170.1 million for fiscal 1996. The 25.4% increase was attributable to increased sales in each of the Company's product categories other than publishing, partially offset by an increase in sales discounts and allowances which was primarily due to the Company's increased sales volume. Changes International contributed gross sales of $7.0 million after its acquisition in November 1997. Gross sales of TWINLAB products contributed $174.9 million, an increase of $24.5 million or 16.3% as compared to $150.4 million for fiscal 1996. This increase was primarily due to the expansion of established accounts, increased sales of existing products, new product introductions and product specific advertising. Herbal supplements and phytonutrients contributed $41.1 million, an increase of $18.0 million, or 78.2%, as compared to $23.1 million for fiscal 1996 and herb teas contributed $8.4 million as compared to $8.1 million for fiscal 1996. The gross sales increase in herbal supplements and phytonutrients was primarily due to the expansion of established accounts in domestic health food stores, improved business development in the mass market channel of distribution, increased sales of existing products and new product introductions.

     Gross Profit. Gross profit for fiscal 1997 was $92.3 million, which represented an increase of $22.1 million or 31.4%, as compared to $70.2 million for fiscal 1996. Gross profit margin was 43.3% for 1997, as compared to 41.3% for fiscal 1996. The overall increase in gross profit was primarily attributable to the Company's higher sales volume for fiscal 1997 as compared to fiscal 1996. The increase in gross profit margin for fiscal 1997 as compared to fiscal 1996 was due primarily to a more favorable product mix to higher margin sports nutrition and special formula products, to higher gross profit margins on recently introduced new product formulations and product line extensions, to lower unit manufacturing overhead as a result of overhead costs increasing at a rate lower than sales and to higher gross margins on sales through the network marketing business, partially offset by an increase in sales discounts and allowances.

     Operating Expenses. Operating expenses were $43.4 million for fiscal 1997, representing an increase of $12.6 million, or 41.1%, as compared to $30.8 million for fiscal 1996. As a percent of net sales, operating expenses increased from 18.1% for fiscal 1996 to 20.4% for fiscal 1997. The increase in operating expenses and operating expenses as a percent of net sales was primarily attributable to increased selling and marketing expenses and higher general and administrative expenses due to increased levels of promotional and sales activities, including commission expense relating to Changes International, and the hiring of additional administrative staff.

     Income from Operations. Income from operations was $48.8 million for fiscal 1997, representing an increase of $9.3 million or 23.8% as compared to $39.5 million for fiscal 1996. Income from operations margin decreased to 22.9% of net sales for fiscal 1997, as compared to 23.2% of net sales for fiscal 1996. The increase in income from operations for 1997 was primarily due to the Company's higher sales volume together with higher gross margins, offset in part by higher operating expenses. The decrease in operating margin as a percent of net sales in 1997 was due to higher operating expenses as a percent of net sales, partially offset by increased sales volumes together with higher gross margins.

     Other Expense. Other expense was $12.1 million for fiscal 1997, as compared to $25.1 million for fiscal 1996. The net decrease of $13.0 million is primarily attributable to $15.7 million of nonrecurring non-competition agreement expense and transaction expenses which were incurred in 1996 in connection with the Transactions offset by an increase in net interest expense of $2.7 million resulting from increased borrowings during 1997.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales for fiscal 1996 were $170.1 million, an increase of $21.4 million, or 14.3%, as compared to net sales of $148.7 million for fiscal 1995. The 14.3% increase was attributable to increased sales in each of the Company's product categories, partially offset by an increase in sales discounts and allowances which was primarily due to the Company's increased sales volume. Gross sales of TWINLAB products contributed $150.4 million, an increase of $18.2 million, or 13.7%, as compared to $132.2 million for fiscal 1995. This increase was primarily due to increased demand for products sold under the TWINLAB brand name, which increase was due in substantial part to the successful introduction of a number of new special formula and sports nutrition products. Herbal supplements and phytonutrients contributed $23.1 million, an increase of $3.3 million, or 16.4%, as compared to $19.8 million for fiscal 1995 and herb teas contributed $8.1 million, an increase of $2.3 million, or 41.5%, as compared to $5.8 million for fiscal 1995. The gross sales increase in both herbal supplements and phytonutrients and herb teas was primarily due to increased demand for both Nature's Herbs and Alvita products, which increase was due in part to the successful introduction of new products, continued strong consumer interest in existing products and increased penetration of both Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed gross sales of $5.4 million for fiscal 1996, as compared to $4.8 million for fiscal 1995.

     Gross Profit. Gross profit for fiscal 1996 was $70.2 million, which represented an increase of $11.4 million, or 19.5%, as compared to $58.8 million for fiscal 1995. Gross profit margin was 41.3% for fiscal 1996 as compared to 39.5% for fiscal 1995. The overall increase in gross profit was primarily attributable to the Company's higher sales volume for fiscal 1996 as compared to fiscal 1995. The increase in gross profit margin for fiscal 1996 as compared to fiscal 1995 was due primarily to higher gross profit margins on recently introduced new product formulations and lower unit manufacturing overhead as a result of overhead costs increasing at a rate lower than sales due to manufacturing efficiencies, partially offset by an increase in sales discounts and allowances.

     Operating Expenses. Operating expenses were $30.8 million for fiscal 1996, representing an increase of $3.6 million, or 13.2%, as compared to $27.2 million for fiscal 1995. As a percent of net sales, operating expenses declined from 18.3% for fiscal 1995 to 18.1% for fiscal 1996. The increase in operating expenses was primarily attributable to increased selling and advertising expenses and higher operating expenses resulting from the Company's increased sales for fiscal 1996. The decline in operating expenses as a percent of net sales was due to the Company's ability to maintain its research and development expenditures and a substantial portion of its general and administrative costs at approximately the same level as in fiscal 1995, while substantially increasing the Company's sales volume.

     Income from Operations. Income from operations was $39.5 million for fiscal 1996, representing an increase of $7.9 million, or 24.8%, as compared to $31.6 million for fiscal 1995. Income from operations margin increased to 23.2% of net sales for fiscal 1996, as compared to 21.3% of net sales for fiscal 1995. The increase in income from operations and income from operations margin was primarily due to the Company's higher sales volume, higher gross margins and lower operating expenses as a percent of net sales for fiscal 1996.

     Other Income (Expense). Other expense was $25.1 million for fiscal 1996, as compared to $1.1 million for fiscal 1995. The net increase is primarily attributable to a nonrecurring $15.3 million charge relating to the write-off of certain non-competition agreements and a $9.1 million increase in interest expense which resulted from increased borrowings.

     Income taxes. The Company consisted of "S" corporations for the year ended December 31, 1995, and through the consummation of the Acquisition on May 7, 1996. Accordingly, federal and state taxes were generally paid at the shareholder level only. The provision for income taxes through May 7, 1996 and for the year ended December 31, 1995, represented state taxes for New York, which imposes a corporate tax for all income in excess of $0.2 million. Upon consummation of the Transactions, the Company eliminated its "S" corporation status and, accordingly, became subject to federal and state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     For fiscal 1997, cash provided by operating activities was $11.4 million, as compared to $25.5 million for fiscal 1996 and $26.8 million for fiscal 1995. The decrease in fiscal 1997 compared to fiscal 1996 was primarily due to higher accounts receivable and inventory balances due to higher levels of sales volume as well as the timing of payments of accrued expenses and other current liabilities. The decrease in fiscal 1996 compared to fiscal 1995 was primarily due to higher interest expense, substantially offset by higher income from operations. Cash used in financing activities was $6.3 million for fiscal 1997, and represented repayment of certain outstanding indebtedness. Cash used in financing activities for fiscal 1996 was $28.0 million, reflecting the net cash effect of the Transactions (including the payments to the Stockholders made pursuant to the Acquisition) and the IPO, and the application of the proceeds therefrom, the repayment of $6.0 million of outstanding indebtedness and distributions of $8.9 million to the Stockholders prior to the consummation of the Acquisition. Cash used in financing activities for fiscal 1995 was $24.0 million and primarily consisted of distributions to the Stockholders of $23.5 million.

     Capital expenditures in 1997 were $3.8 million ($3.1 million of which was for equipment that was subsequently sold and leased back) and $2.3 million and $2.6 million for fiscal 1996 and 1995, respectively. Historical capital expenditures were primarily used to purchase production equipment, expand capacity and improve manufacturing efficiency. Capital expenditures are expected to be approximately $17.0 million during fiscal 1998, of which approximately $13.0 million will be used to expand the Company's Utah Facility (approximately $8.0 million of which will be financed by a nine-month construction loan that will be converted to a fifteen-year mortgage) and the remainder of which will be used primarily to purchase manufacturing equipment and computer hardware and software. The Company estimates that its historical level of maintenance capital expenditures has been approximately $0.5 million per fiscal year.

     On November 12, 1997, the Company acquired Changes International for a purchase price (including fees and expenses) of approximately $13.7 million, consisting of $7.9 million in cash and 312,500 shares of Twinlab Common Stock. The cash portion of the purchase price was financed through borrowings under the Company's Revolving Credit Facility. Changes International operates as a network marketer of nutritional supplements through independent distributors located primarily throughout the United States and Canada. The acquisition was recorded using the purchase method of accounting.

     Twinlab has no operations of its own and accordingly has no independent means of generating revenue. As a holding company, Twinlab's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. The Indenture relating to the Notes and the Revolving Credit Facility impose upon the Company certain financial and operating covenants, including, among others, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures and restrictions on the ability of the Company to incur debt, pay dividends or take certain other corporate actions. The Company was in compliance with all such covenants as of December 31, 1997.

     Management believes that the Company has adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy for at least the next 18 to 24 months. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations, borrowings under the Revolving Credit Facility and the proceeds from the Offering. As of December 31, 1997, approximately $36.3 million of borrowings were available under the Revolving Credit Facility for working capital requirements and general corporate purposes.

     One of the Company's business strategies is to actively pursue acquisition opportunities that complement or extend its existing products, expand its distribution channels or are compatible with its business philosophy and strategic goals. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. Up to $35.0 million of borrowings under the Revolving Credit Facility is available to fund acquisitions subject to certain conditions and reductions (approximately $21.3 million of which was available as of December 31, 1997). There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company and that funds to finance an acquisition will be available or permitted under the Company's financing instruments.

     On March 17, 1998, the Company entered into a definitive agreement to acquire substantially all of the assets and assume certain liabilities of Bronson. The Company expects that the closing of the Bronson Acquisition will occur during the second quarter of fiscal 1998. Bronson's net sales and operating income for the fiscal year ended December 31, 1997, were approximately $32.1 million, and $9.5 million, respectively. The purchase price is $55.0 million in cash, subject to certain adjustments, which the Company intends to finance with a portion of the net proceeds of the Offering. See "Prospectus Summary -- Recent Trends and Developments -- Bronson Acquisition" and "Risk Factors -- Uncertainty Related to Acquisitions; Broad Discretion in Use of Proceeds."

     In addition, the Company intends to use approximately $40.1 million of the net proceeds from the Offering to pay for the Redemption and approximately $9.9 million to reduce outstanding borrowings under the Company's Revolving Credit Facility (including accrued and unpaid interest thereon). In connection with the Redemption, the Company will record an extraordinary charge of approximately $2.9 million (net of tax benefit of approximately $1.8 million) relating to the payment of premiums on the Notes and the write-off of a pro rata portion of deferred finance costs.

     The Company is currently considering the possibility of making an offer (the "Offer") to purchase for cash all Notes not otherwise purchased in the Redemption. The Company would finance any such Offer with borrowings under a new bank credit facility, any remaining excess proceeds of the Offering, available cash, or any combination of the foregoing. There can be no assurance that the Company will be in a position to enter into a new bank credit facility for the purposes of making an Offer or that other financing will be available. Moreover, the Company's determination to make an Offer would be subject to financial, market and other conditions and there can be no assurance that the Company will make an Offer. Accordingly, the possibility that an Offer may be made or consummated should not be considered by prospective purchasers of the Common Stock.

RECENT TRENDS

     In the first quarter of 1998, the Company received a substantial increase in orders for its herbal supplement products, including a significant increase in orders from Wal-Mart for herbal products which are being sold under Wal-Mart's proprietary Spring Valley brand name. This increase is due to increased demand at the retail level and to the fact that the number of SKU's sold under this brand name at Wal-Mart more than doubled during the first quarter of 1998. The Company has made several adjustments to its operations to accommodate this increased demand for its herbal products, including the use of production capacity at the New York Facility to produce herbal supplement products and the installation of additional manufacturing equipment at both the New York and Utah Facilities. As a result of these operational adjustments and the Company's decision to reduce promotions offered to distributors during the first quarter of 1998, the Company's mix of product sales during the first quarter of 1998 will differ substantially from the product mix in the comparable period in 1997. For the first quarter of 1998, herbal supplements will represent a substantially greater portion of the Company's total net sales, and sales of vitamins, minerals and nutritional supplements products will represent a smaller percentage of total net sales and decline significantly from the comparable period in 1997. Nevertheless, the Company anticipates that its overall growth rate in net sales in the first quarter of 1998 will be comparable to that achieved in the first quarter of 1997, as the increased sales of herbal products will more than offset the decreased sales of vitamins, minerals and nutritional supplements (all of the foregoing first quarter comparisons exclude the impact of Changes International). The Company believes that there has been no material decline in retail sales of its vitamin, mineral and nutritional supplement products during the first quarter of 1998, as there has been adequate inventory of its products in the distribution channel. The Company plans to adjust its production mix during the second quarter of 1998 to increase the production of vitamins, minerals and nutritional supplements compared to the first quarter of 1998, as additional capacity comes on line and production schedules are adjusted, and expects to realize increased sales of these products during the second quarter of 1998 as compared to the first quarter of 1998.

IMPACT OF INFLATION

     Generally, the Company has been able to pass on inflation-related cost increases; consequently, inflation has not had a material impact on the Company's historical operations or profitability.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date, include Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These pronouncements are not expected to have material impact on the Company's financial statements.

YEAR 2000

     The Company recognizes the importance of ensuring that neither its customers nor its business operations are disrupted as a result of Year 2000 software failures. The Company is communicating with customers, suppliers, financial institutions and other vendors with which it does business to coordinate Year 2000 conversion efforts. At the present time, the Company believes that its systems are substantially Year 2000 compliant and does not expect Year 2000 issues to materially affect its products, services, competitive position or financial performance. However, there can be no assurance that this will be the case. The ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. There can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

                                    BUSINESS

GENERAL

     The Company is one of the leading manufacturers and marketers of brand name nutritional supplements sold through domestic health food stores and is also engaged in the sale of its products through national and regional drug store chains, supermarkets, mass market retailers and Changes International, its recently acquired network marketing company. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 940 products and 1,700 stockkeeping units (SKU's). The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB trademark, a full line of herbal supplements and phytonutrients marketed under the Nature's Herbs and HealthCare Naturals trademarks and herb teas marketed under the Alvita trademark. In addition, the Company markets a line of nutritional supplements exclusively through Changes International. The Company emphasizes the development and introduction of high-quality, unique nutraceuticals and other products in response to emerging trends in the nutritional supplement industry. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading and widely-recognized brands in the nutritional supplement industry.

     Under the leadership of the Blechman family, Twinlab has achieved increased net sales and income from operations every year since 1990. Since 1993, the Company's net sales and income from operations have grown at compound annual growth rates of 20.9% and 30.9%, respectively. For the year ended December 31, 1997, the Company generated net sales, net income and net income per share of $213.2 million, $22.7 million and $0.84, respectively.

     The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. To reach the broadest possible consumer market, the Company has developed a multi-branded and multi-channel distribution strategy, consisting of the following categories:

     - Health Food Stores -- The Company's TWINLAB, Nature's Herbs and Alvita brand products are sold through a network of approximately 60 distributors to nearly 11,000 health food stores and other selected retail outlets. The health food store channel of distribution has continued to experience significant growth in recent years as national chains, including those which sell the Company's products, such as GNC, WFM, Wild Oats and other industry participants continue to add stores in new and existing markets. The Company believes that it has a competitive advantage in the health food store channel due to the high quality of its products which is a direct result of its use of premium ingredients, its modern manufacturing facilities and its comprehensive quality control procedures. Sales to the health food store channel, primarily through distributors, continue to represent the Company's largest market totaling approximately $171.6 million, or approximately 80.5%, of the Company's net sales in 1997. The Company believes that its products have a presence in over 90% of the health food stores in the United States, but that only approximately 12% of such stores carry a comprehensive line of the Company's products. Management believes that the continued expansion of health food store retail outlets and the strong growth characteristics of the nutritional supplement industry, combined with health food retailers' success with the Company's product lines, provide Twinlab with significant opportunities to increase sales in the health food store channel.

     - Mass Market Retailers -- The Company continues to increase its penetration of the fast growing mass market retail channel, which consists of drug store chains, supermarkets and other mass merchandisers. The Company is currently a provider of private label herbal products to Wal-Mart, which are being sold under Wal-Mart's proprietary Spring Valley brand name. The Company also sells its products through national and regional drug store and supermarket chains, such as Rite Aid Corporation, Duane Reade Inc., American Stores, Inc. and Albertson's, Inc., under its established TWINLAB, HealthCare Naturals and Alvita brand names. The Company believes that the mass market distribution channel affords significant growth opportunities and intends to continue to introduce new products and new brands designed specifically for customers in this channel. During 1998, the Company plans to introduce a line of sports nutrition products under a new proprietary brand name which will be sold exclusively in the mass market channel. Approximately $14.0 million or 6.6% of the Company's 1997 net sales were attributable to mass market retailers compared to $3.4 million or 2.0% in 1996. Due to a variety of recent programs initiated by the Company, Twinlab expects to experience significant growth in this category during fiscal 1998. See "Prospectus Summary -- Recent Trends and Developments -- First Quarter Trends."

     - Network Marketing -- Through Changes International, a network marketing company which the Company acquired in November 1997, Twinlab develops, markets and sells vitamins, herbs and nutritional supplements exclusively under the Changes brand name. Changes International operates through a large sales force of independent distributors located throughout the United States and Canada who sell directly to consumers. Changes International's products include Changes Relief, an advanced supplement that nutritionally supports healthy bone and joint functions, and Perfor-Max, an antioxidant formula containing grapeseed extract, pine bark extract and tumeric. All of Changes International's products are specially formulated and packaged exclusively for the network marketing channel and are not intended for sale to retail outlets. The Company is making a significant investment to enhance Changes International's management team, infrastructure and management information systems in an effort to expand its distributor and customer base and to increase sales in this distribution channel. During 1998, the Company intends to more than double the size of Changes International's nutritional supplement line, beginning with the introduction of eight new products during the first half of 1998. Changes International was founded in 1994 and generated gross sales of $41.5 million in 1997 ($7.0 million in fiscal 1997 after its acquisition by the Company).

BUSINESS STRATEGY

     The Company's strategy is to continue to increase sales and profits by furthering its leadership position in the sale of vitamins, herbs and nutritional supplements to the health food store channel while continuing to increase sales and market share in the mass market and network marketing channels. The Company also intends to seek opportunities to enter other channels of distribution, including catalog distribution. Twinlab plans to implement this strategy both by capitalizing on the strength of its established brands as well as through the development and introduction of new brands. In addition, the Company expects to continue to develop and introduce new products and product innovations for each of its distribution channels, to increase its penetration of foreign markets and to provide the advertising, marketing, operational and personnel support necessary to grow its businesses. Twinlab intends to achieve these goals while continuing its past emphasis on its financial performance and the overall efficiency of its operations. Specifically, the Company seeks to:

     Further Develop Portfolio of Brands -- Twinlab has developed a portfolio of core brands which are among the most recognized in the vitamin and nutritional supplement industry. The Company intends to continue to nurture and extend the reach of its TWINLAB, Nature's Herbs and Alvita brands in the health food distribution channel while furthering the development of its portfolio of private label and proprietary brands, including the HealthCare Naturals and Changes brands, targeted to the mass market retail and network marketing channels. During 1998, the Company plans to introduce a line of sports nutrition products under a new proprietary brand name which will be sold exclusively in the mass market channel. As in the past, the Company will continue to promote its brands through strong marketing and advertising programs. Management believes that Twinlab has one of the largest marketing and advertising budgets as a percentage of sales in the nutraceutical industry and that the strong brand name recognition of its products is, in part, a direct result of this support. In fiscal 1997, the Company spent $15.9 million, an increase of 25.1% over fiscal 1996, on marketing and advertising to promote its products. The Company has budgeted $20.5 million for marketing and advertising expenses in fiscal 1998, a 29.2% increase over fiscal 1997.

     Further Develop Multiple Channels of Distribution -- The Company intends to continue to increase its penetration of the health food store channel, expand its mass market retail and network marketing businesses, and enter additional distribution channels, such as catalog distribution, through internal growth and selective acquisitions. See "Recent Trends and Developments -- Bronson Acquisition." By utilizing a multiple distribution channel approach, the Company believes it will be well positioned to also reach customers who historically have not shopped in health food stores.

     Continue to Introduce New Products and Product Innovations -- A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. The Company's geographically diverse network of distributors allows Twinlab to achieve immediate and broad distribution for new product launches. From 1991 through 1997, the Company introduced over 560 products, with over 100 new products introduced in 1997 alone. Net sales during 1997 from new products introduced in 1997 were approximately $17.7 million, or approximately 8.3% of net sales. In 1998, the Company expects to introduce over 100 new products in the health food store and mass market retail channels, 18 of which have already been introduced, and plans to more than double the number of products offered by Changes International.

     Increase Penetration of Foreign Markets -- Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. As part of its continuing efforts to increase international sales, the Company recently hired a Director of International Sales. The Company's international sales force is supported by a network of 37 overseas distributor organizations, serving 56 foreign countries. Approximately 5.1%, or $10.9 million, of the Company's net sales in 1997 were derived from international sales originating from overseas distributor organizations. The Company presently has distribution agreements covering fourteen western European countries, including Great Britain, France, Belgium, the Netherlands and the Scandinavian countries; six eastern European countries, including Russia; nine Latin American countries, including Mexico, Brazil and Argentina; eight Middle Eastern countries, including Israel and Saudi Arabia; and several other countries in the Far East and the Caribbean. The Company has also initiated new programs to qualify distributors in Italy and China.

     Supplement Internal Growth Through Strategic Acquisitions -- The Company actively pursues acquisition opportunities that will complement or extend its existing product line, expand its distribution channels or would be compatible with its business philosophy and strategic goals. The Company believes that its leading and widely recognized brand names, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs provide it with a strategic advantage in identifying potential acquisition candidates. In addition, the Company's success with past acquisitions provides it with the knowledge to successfully integrate future acquisitions into its operations. See "Prospectus Summary -- Recent Trends and Developments -- Bronson Acquisition."

     Ongoing Investment in Personnel and Infrastructure -- The Company continues to make significant investments in developing its management team and building its infrastructure to support the growth of its businesses. The Company recently hired several key individuals, including a new Chief Financial Officer, a President of Mass Market Sales and a Director of International Sales, to enhance its senior management team. As part of its ongoing efforts to maintain its reputation for providing the highest quality products and services to its customers, the Company continues to invest in its manufacturing and distribution facilities and management information systems. The Company recently broke ground on an approximately $13.0 million expansion of its state-of-the-art Utah Facility. The total size of the Utah Facility will increase from 57,000 square feet to approximately 143,000 square feet and will substantially increase the Company's production capacity.

INDUSTRY

     Based on estimates in the Packaged Facts Report, the retail market for VMS Products has grown at a compound annual rate of 15% from $3.7 billion in 1992 to $6.5 billion in 1996. A large portion of this growth is attributable to an increase in sales of supplements (primarily herbal products), which grew from $570 million in 1992 to $2.3 billion in 1996. Growth in this category has been fueled by the popularity of such herbs as echinacea, garlic, ginseng, gingko and, more recently, saw palmetto and St. John's wort. Packaged Facts forecasts 13.6% compound annual growth in the market for VMS Products, including 25% compound annual growth in the market for supplements, through the year 2001. In addition, according to Packaged Facts, the retail market for sports nutrition products has grown at a compound annual rate of 10.7% from approximately $585 million in 1992 to $880 million in 1996.

    US RETAIL SALES OF VMS PRODUCTS AND SPORTS NUTRITION PRODUCTS 1992-1996
                            (IN MILLIONS OF DOLLARS)

          CATEGORY                   1992          1996         CAGR
          --------                  ------        ------        -----
Vitamins....................        $2,570        $3,500          8.0%
Supplements.................           570         2,300         41.7
Minerals....................           590           725          5.3
                                    ------        ------        -----
     Total VMS Products.....         3,730         6,525         15.0
                                    ------        ------        -----
Sports Nutrition............           585           880         10.7
                                    ------        ------        -----
          Total.............        $4,315        $7,405         14.5%
                                    ======        ======        =====

Source: Packaged Facts

     Management believes this continued growth will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings supporting the positive health effects of certain nutrients; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; (iv) increased consumer interest in herbs and herb-related supplements; and (v) the heightened understanding and awareness of healthier lifestyles and the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, herbs and nutritional supplements on a regular basis.

     Vitamin and nutritional supplements are sold through several channels of distribution: health food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), and direct sales channels (including network marketing and catalog distribution). In 1996, according to Packaged Facts, the mass market channel accounted for approximately 45.8% of sales of VMS Products, health food stores accounted for 38.2% of sales and the remaining 16.0% of sales were generated through direct selling, mail order and the internet.

     The United States health food store market is comprised of approximately 11,000 stores, which are generally either independently owned or associated with one of several regional or national chains, including GNC and WFM. According to the Packaged Facts Report, nutritional supplements account for over 38% of a typical health food store's sales. The health food store channel of distribution has continued to experience growth in recent years as national chains, including those which sell the Company's products, such as GNC, WFM and other industry participants continue to add stores in new and existing markets. The growth in the health food channel of distribution is partially attributable to the general growth in natural product sales. Natural products are defined as products that are minimally processed, environmentally friendly, largely or wholly free from artificial chemicals and, in general, as close to their natural states as possible.

     In the mass market channel, sales of vitamins, herbs and nutritional supplements have generally grown in line with the growth in all channels due to the proliferation of retail outlets and the expansion of SKU's offered by these stores. However, within the mass market channel, mass merchandisers have captured increasing market share from traditional drug store chains and supermarkets. According to Packaged Facts, these mass merchandisers accounted for 14.8% of total retail sales of VMS Products in 1996 compared to 11.5% in 1994. This compares to traditional drug store chains and supermarkets which accounted for 31.0% and 34.6% of total retail sales of VMS Products in 1996 and 1994, respectively.

     Although growing, sales generated via direct selling, mail order and the internet have not grown as quickly as sales in other channels of distribution. According to Packaged Facts, sales via direct selling as a percentage of total retail sales of VMS Products were 12.6% in 1996 compared to 13.1% in 1994. Sales via mail order and the internet were 3.4% and 4.2% of total retail sales of VMS Products in 1996 and 1994, respectively. It is expected that the market for internet sales will increase in the future as consumers become more accustomed to ordering products online.

       SHARE OF VMS PRODUCTS MARKET -- SALES BY RETAIL OUTLETS, 1994-1996

OUTLET                                1994         1995         1996
------                                -----        -----        -----
Health and Natural Food
  Stores......................         36.6%        38.6%        38.2%
Mass Market
  Drug Store Chains...........         23.1         21.2         20.2
  Mass Merchandisers..........         11.5         13.5         14.8
  Supermarkets................         11.5         10.4         10.8
                                      -----        -----        -----
     Total Mass Market........         46.1         45.1         45.8
                                      -----        -----        -----
Direct Selling................         13.1         12.6         12.6
Mail Order and Internet.......          4.2          3.7          3.4
                                      -----        -----        -----
          Total...............        100.0%       100.0%       100.0%
                                      =====        =====        =====

---------------
Source: Packaged Facts

PRODUCTS

     The Company has a highly diversified array of products and product categories, each of which achieves strong gross margins. The Company manufactures and markets over 940 products and over 1,700 SKU's in five product categories. The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB(R) trademark, a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs(R), HealthCare Naturals(R) and Alvita(R) trademarks, respectively, and a line of nutritional supplements marketed through Changes International. The Company also sells its products under Wal-Mart's proprietary Spring Valley label and plans to introduce a line of sports nutrition products under a new proprietary brand name which will be sold exclusively in the mass market channel in 1998. The Company also publishes health, fitness and nutrition-related publications.

     The following table sets forth certain information concerning each of the Company's product categories:

                                                                                        FOUR-YEAR
                                                   NUMBER OF     PERCENTAGE OF       COMPOUND ANNUAL
                PRODUCT CATEGORY                     SKU'S      1997 GROSS SALES    GROSS SALES GROWTH
                ----------------                   ---------    ----------------    ------------------
TWINLAB Division.................................      967            73.9%                18.9%
Herbal Supplements and Phytonutrients............      590            17.4                 36.2
Herb Teas........................................      190             3.5                 29.4
Network Marketing................................       10             3.0                   NA
Publishing.......................................       NA             2.2                 17.2
                                                     -----           -----                 ----
                                                     1,757           100.0%                21.6%
                                                     =====           =====                 ====

     Vitamins, Minerals and Amino Acids. The vitamins, minerals and amino acids category is comprised of a complete line of vitamins, minerals and amino acids marketed under the TWINLAB brand name, including multivitamins and single-entity vitamins (such as B-complex, C and E), minerals (such as calcium and magnesium) and amino acids (such as glutamine and carnitine). These products are available in a variety of delivery forms, including liquid, powder, capsule and tablet to accommodate a variety of consumer preferences. This category targets a broad array of health conscious consumers, with particular emphasis on consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods.

     Sports Nutrition. The sports nutrition category consists of a wide variety of nutritional supplements designed for and targeted to athletes. These products are specially formulated to help athletes achieve their personal physical goals and enhance performance. Sports nutrition products include Hydra Fuel and Ultra Fuel drinks, which replenish glucose and electrolytes depleted during strenuous exercise; DietFuel, RxFuel and Ripped Fuel, which are marketed for the preservation of lean body mass and the building of muscle mass, in conjunction with a low fat diet and exercise program; Creatine Fuel, a university tested supplement designed to increase body mass and muscular performance; and Metabolift, a successful thermogenic formula. The Company plans to introduce a line of sports nutrition products under a new proprietary brand name in the mass market channel during fiscal 1998. The Company's sports nutrition products are utilized by both amateur and professional athletes in a variety of competitive sports. The Company believes that its strong sports nutrition business serves to increase the Company's brand awareness among customers who, as they grow older, are likely to shift their buying patterns to include the Company's vitamins, herbs and other nutraceuticals.

     Special Formulas. The special formulas category consists of a broad assortment of products formulated with specific health conditions or objectives in mind. Special formulas are primarily targeted to sophisticated users of health related products, including regular customers of health food stores. Examples include OcuGuard Plus with Lutein, which is formulated for nutritional support for the eyes, Coenzyme Q(10), which is designed for cardiovascular health, MaxiLIFE Glucosamine Sulfate and Chondroitin Sulfate Formula, which nutritionally supports healthy bone and joint function, and the MaxiLIFE Protector Series, the first premium supplement line to target the body's most aging-prone areas. In addition, the Company sells a variety of fish and marine oils in a number of different delivery forms which offer a multitude of nutritional benefits, including favorable effects on cardiovascular health.

     Herbal Supplements and Phytonutrients. Herbal supplements and phytonutrients (produced from nutrients from botanical sources that are considered to have medicinal properties) have become increasingly important categories across all distribution channels. Through its Nature's Herbs product line, the Company produces a full line of herbal supplements and phytonutrients which offer natural alternatives to over-the-counter ("OTC") medications. The Company manufactures and markets approximately 600 herbal and botanical supplements which are produced at the Company's modern FDA registered Utah Facility and sold under the Nature's Herbs and HealthCare Naturals brand names. Nature's Herbs products include single herbs, such as saw palmetto, garlic, ginseng and golden seal; traditional combinations, such as echinacea-golden seal; standardized extracts, such as St. John's Wort Power, Gingko Power, Bilberry Power and Milk Thistle Power sold under the POWER HERBS(R) brand name; and natural HealthCare product formulations, such as Allerin and Coldrin. Nature's Herbs recently introduced the first line of time-release herbs ever developed. This advanced technology includes a unique micro-encapsulation process that permits the Company's finely granulated herbal extracts to dissolve gradually and consistently throughout the day. Nature's Herbs products are packaged using the innovative FRESH CARE(R) System developed by the Company. The FRESH CARE System is the first all-glass and antioxidant-protected herbal packaging system that helps remove oxygen while locking out air, moisture and light in order to maintain potency and to extend freshness. Management believes that the association of the Nature's Herbs product line with TWINLAB's strong name brand recognition and reputation for premium quality and service, combined with the increased penetration of herbal supplements and phytonutrients in the growing health food store channel of distribution, have contributed to the rapid growth experienced by this product line. The HealthCare Naturals product line also continues to gain strength and recognition in the mass market channel.

     Herb Teas. Through its Alvita product line, the Company offers almost 200 herb teas in both single use bags and bulk. Alvita is a leading brand of herb tea and is one of the most recognizable tea brands sold through health food stores. Founded in 1922, Alvita is one of the nation's oldest herb tea companies. Alvita purchases tea in bulk form, formulates blends of natural herb teas and designs the packaging for its products. Alvita's teas are currently blended and packaged by an independent contractor. Alvita teas include Peppermint Leaf, Chamomile, Echinacea, Golden Seal, Ginger and Senna Leaf, as well as new-age blends such as Chinese Green Tea, available in a choice of citrus flavors, and TrimTime Thermogenic Diet Tea. Alvita markets its products with an environmentally conscious theme by packaging bulk tea and tea bags in paper and by not utilizing shrink wrap for either its outer boxes or tea bags. Beginning in 1996, Alvita launched a new line of herbal tea blends named Herbal Remeteas, including Highland Lullaby, Manchurian Brain Blend, Jamaica Digesti Brew, and Canadian Natur-Tussin. The Company believes that significant opportunities for product line expansion exist in combining Alvita teas and other nutritional supplements to create a new delivery form for traditional herbal supplements and phytonutrients.

     Network Marketing. Through Changes International, a network marketing company which was acquired in November 1997, the Company develops, markets and sells vitamins, herbs and nutritional supplements exclusively under the Changes brand name. Changes International operates through a large sales force of independent distributors located throughout the United States and Canada. Changes International's products include Changes Relief, an advanced supplement that nutritionally supports healthy bone and joint functions, and Perfor-Max, an antioxidant formula containing grapeseed extract, pine bark extract and tumeric. All of Changes International's products are specially formulated and packaged and are manufactured by an independent contractor pursuant to the Company's specifications solely for the network marketing channel and are not intended for sale to retail outlets. During 1998, the Company intends to more than double the size of Changes International's nutritional product line, beginning with the introduction of eight new products during the first half of 1998.

     Publishing. Through ARP, the Company publishes All Natural Muscular Development, a high-quality physique and fitness magazine featuring a scientific advisory board and contributors considered to be among the most accomplished and knowledgeable in their respective fields. The magazine covers recent developments and provides innovative information in the fields of training and nutrition research, supplements, health, fitness and diet. This publication serves as a useful vehicle to increase public awareness of the Company's products and as an outlet for a portion of the Company's advertising program. All Natural Muscular Development currently has a monthly paid circulation of approximately 104,000 readers. ARP is planning to offer a line of All Natural Muscular Development sports nutrition products which are expected to be introduced in the second half of 1998. The Company also publishes health and fitness related books and is exploring the introduction of new health and fitness related products.

PRODUCT DEVELOPMENT

     The Company is recognized as an industry leader in new product development. The Company closely monitors consumer trends and scientific research, and has consistently introduced innovative products and programs in response thereto. The Company's product development staff regularly studies over 50 different health and nutrition periodicals, including the New England Journal of Medicine and the Journal of the American Medical Association, in order to generate ideas for new product formulations. Management believes that the Company's introduction of new products has increased market share for both the Company and its retail customers, and the Company intends to continue developing new products and programs in the future. The Company was the first major nutritional supplement manufacturer to introduce such industry-wide innovations as: an all-capsule vitamin and mineral line that is well tolerated by allergy-prone individuals; a complete line of amino acids and fish and marine oils; the most advanced and complete array of antioxidants, including beta carotene, lutein, lycopene, L-glutathione, N-acetyl cysteine (NAC), lipoic acid and an entirely new class of antioxidants, including polyphenols, flavonoids and isoflavones; concentrated Coenzyme Q(10); chondroitin sulfate; thermogenic products; standardized herbal extracts guaranteeing potency (Certified Potency); the FRESH CARE packaging system, designed to preserve potency and freshness; a full line of Ayurvedic Indian herbal products; and a complete line of herb teas in single use bag and bulk form. From 1991 through 1997, the Company introduced over 560 products, with over 100 new products introduced in 1997. Representative products introduced in 1997 include MaxiLIFE SOY Cocktail, an advanced nutraceutical drink rich in soy and isoflavones; Creatine Fuel Chews, chewable wafers containing one gram of pure creatine monohydrate; St. John's Power 0.3%, a concentrated extract of St. John's wort; and caffeine-free Chinese Green Tea, a popular drink consumed worldwide for its health benefits. In 1998, the Company expects to introduce over 100 new products in the health food and mass market retail channels, 18 of which have already been introduced. Representative products introduced in 1998 include MaxiLIFE Joint Food, an advanced nutraceutical which supports healthy cartilage and joint function, and Triple Whey Fuel, a product

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

containing high biological value whey protein. The Company also plans to more than double the number of products offered through Changes International's distribution network. The Company's research and development expenses were $1.1 million in 1997, 1996 and 1995.

SALES AND DISTRIBUTION

     The Company believes that its TWINLAB products have a presence in over 90% of the health food stores in the United States, but that only approximately 12% of such stores carry a comprehensive line of the Company's products. The Company sells its products primarily through a network of approximately 60 distributors, which service approximately 11,000 health food stores throughout the country and selected retail outlets. Sales to domestic distributors represented approximately 79.3% of the Company's net sales in 1997. The Company's distributor customers include GNC, Tree of Life, United Natural Foods, Inc. ("United Naturals"), Nature's Best, Inc. and other distributors that supply retailers of vitamins, herbs and other nutritional supplements. Management believes that it sells its products to every major nutritional supplement distributor servicing health food stores and is generally the largest independent supplier of nutritional supplements to such distributors. The Company is also currently expanding distribution into domestic military exchanges.

     Several of the Company's distributors, such as GNC, Tree of Life and United Naturals, are national in scope, but most are regional in nature and operate one or more localized distribution centers. Generally, the Company enters into nonexclusive area rights agreements with its domestic distributors, who are also responsible for new account development. Retailers typically place orders with and are supplied directly by the Company's distributors. In the past ten years, the Company has not lost a major distributor customer other than through consolidation with an existing customer of the Company. The breadth and depth of the products manufactured and the ability to manufacture with minimal throughput times enables the Company to maintain extremely high order fill rates, which management believes are among the highest in the industry, with its customer base.

     Tree of Life and GNC accounted for approximately 19% and 23%, respectively, of the Company's net sales in 1997. No other single customer accounted for more than 10% of the Company's net sales in 1997. The largest retail organization which sells the Company's products is GNC, with approximately 3,400 stores.

     The Company believes that substantial long-term growth opportunities exist within the mass market distribution channel. The Company's major customers among mass market retailers include Wal-Mart, Albertson's, Inc., American Stores, Inc., Duane Reade Inc., Rite Aid Corporation and Safeway, Inc. Management is continuing its efforts to expand its presence in mass market retail outlets and recently hired a President of Mass Market Sales to oversee the Company's efforts in this distribution channel.

     Changes International currently markets and distributes 10 products through a network of over 60,000 independent distributors in the United States and Canada. The distributor network markets Changes International's products directly to consumers.

     Approximately 5.1%, or $10.9 million, of the Company's net sales in 1997 were derived from international sales originating from overseas distributor organizations. The Company presently has distribution agreements covering fourteen western European countries, including Great Britain, France, Belgium, the Netherlands and the Scandinavian countries; six eastern European countries, including Russia; nine Latin American countries, including Mexico, Brazil and Argentina; eight Middle Eastern countries, including Israel and Saudi Arabia; and several other countries in the Far East and the Caribbean. The Company has also initiated new programs to qualify distributors in Italy and China.

MARKETING

     The Company's marketing strategy, which centers around an extensive advertising and promotion program, has been a critical component of the Company's growth, strong brand name recognition and leading position within the nutritional supplement industry.

     The Company's marketing and advertising expenditures were approximately $15.9 million in 1997, $12.7 million in 1996 and $11.1 million in 1995. The Company has budgeted $20.5 million for marketing and advertising expenditures in fiscal 1998, a 29.2% increase over fiscal 1997. Approximately 45.5% of the Company's 1998 advertising budget is slated for network and cable television programming. Of the Company's \$13.0 million in 1997 advertising expenditures, approximately $4.8 million, or 37.3%, was spent on print advertising, approximately $5.1 million, or 38.8%, was spent on television and radio advertising and approximately $3.1 million, or 23.9%, was spent on production of advertising materials. As the Company's customers align themselves with fewer vendors of brand name products, the Company believes that its strong commitment to advertising and promotion will continue to constitute a significant competitive advantage. The Company's advertising strategy stresses brand awareness of the Company's various product categories in order to generate purchases by customers and also communicates the points-of-difference between the Company's products and those of its competitors.

     Print advertisements continue to be an integral part of the Company's advertising efforts. The Company regularly advertises in consumer magazines such as Better Nutrition, Delicious, Vegetarian Times, Let's Live, Natural Health, Nutrition Science Journal, New Age Journal, Muscle & Fitness and Flex. The Company also plans to expand its print advertising into more widely circulated publications such as GQ, Men's Health & Fitness and Reader's Digest.

     Other marketing and advertising programs conducted by the Company include participation in or sponsorship of sporting events such as running competitions, including the Boston Marathon and the Los Angeles Marathon, and bodybuilding shows, including Team Universe, Fitness America and Natural Eastern Classic, and sponsorship of health-oriented television and radio programs. In addition, the Company promotes its products at major industry trade shows and through in-store point of sale materials. The Company also engages athletic personalities as well as scientists to communicate on the Company's behalf with the trade and the public and to promote the Company's products.

     The Company extended its marketing efforts in 1997 to include a new site on the World Wide Web at http://www.twinlab.com, which provides an overview of the Company in addition to a product catalog. The site also provides a list of retailers carrying the Company's products and is linked to other sites, including those of the Company's Nature's Herbs division (http://www.herbalvillage.com) and the publishing division (http://www.musculardevelopment.com). Changes International's web site can be reached at http://www.changesinternational.com. Information contained in any of the Company's Web sites shall not be deemed to be a part of or incorporated by reference into this Prospectus.

CUSTOMER SALES SUPPORT

     The Company's established customer relationships are based upon the Company's long-standing commitment to a high level of customer service. The Company's sales force currently consists of 32 dedicated sales professionals whose primary functions are to gain better placement and additional shelf space for TWINLAB, Nature's Herbs and Alvita products and to stay abreast of customer needs. These sales representatives are assigned to specific territories covering the entire continental United States and Alaska. These personnel work with direct accounts, distributors and individual retailers to enhance knowledge of the Company's products and to maximize exposure for TWINLAB, Nature's Herbs and Alvita products. An additional sales and marketing staff supports Nature's Herbs products and the servicing of customer needs. The Company is presently expanding its administrative and sales infrastructure to service its increased sales in the mass market channel. The Company also designs and supplies a broad range of marketing literature, including brochures, pamphlets and in-store display materials to help educate retailers and consumers as to the benefits of the Company's products.

     The Company operates an in-house customer service department to respond to inquiries requesting information concerning product applications, background data, ingredient compositions and the efficacy of products. The department is currently staffed by three nutrition experts.

     Changes International provides its independent distributors with a broad range of informational materials, including product brochures, sales tools, business and information forms, audio materials and initial distributor
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

startup kits. Changes International maintains a 24-hour toll-free phone line for receiving distributors' orders and a separate customer service line to answer product questions.

MANUFACTURING AND PRODUCT QUALITY

     Virtually all of the Company's TWINLAB products are manufactured at the Company's 72,000 square foot manufacturing facility located in Ronkonkoma, New York (the "New York Facility"). Herbal supplements and phytonutrients are manufactured at the Company's 57,000 square foot FDA registered Utah Facility and at the New York Facility. Herb teas are currently packaged by an independent contractor and are warehoused at the Utah Facility. Changes International's product line is currently manufactured and packaged by an independent contractor pursuant to the Company's specifications and warehoused in Destin, Florida. The Company's two modern manufacturing facilities provide the Company with the capability to promptly meet customers' sales demands and to maintain the highest level of quality control. The Company is continuously upgrading its facilities and enhancing its manufacturing capabilities through new equipment purchases and technological improvements. Management believes that the Company's manufacturing facilities are among the most advanced in the nutritional supplement industry. In 1996, the Company completed an addition of approximately 8,500 square feet to the Utah Facility to provide additional plant capacity for the operations of the Nature's Herbs and Alvita divisions of the Company. In March 1998, the Company commenced construction of an 85,000 square foot addition to its Utah Facility which will provide additional capacity for the production, warehouse and distribution operations, as well as additional office space for the Nature's Herbs and Alvita divisions. The cost of the project, including land, construction and equipment, will total approximately $13.0 million, approximately $8.0 million of which will be financed through a nine-month construction loan that will be converted to a fifteen year mortgage. Management believes that the Company's New York and Utah Facilities will be sufficient to enable the Company to meet sales demand for the foreseeable future. If additional space is required, management believes that it will have the option to lease or purchase additional space or to construct an additional facility.

     The Company's modern manufacturing operations feature pharmaceutical quality blending, filling and packaging capabilities, which enable the Company to offer quality and consistency in formulation and dosage forms. The Company operates flexible manufacturing lines which enable it to efficiently and effectively shift output among various products as dictated by customer demand. The Company is capable of producing over 40 million capsules and tablets, over 100,000 pounds of blended powder and up to 2,500 gallons of liquid preparations per day. The Company has ten high-speed capsule and tablet packaging lines, two high-speed liquid filling lines and two powder filling lines, which are capable of operating simultaneously, at its New York and Utah Facilities. The Company manufactures the powders used in its Ultra Fuel, Hydra Fuel and Nitro Fuel single-serving sports drink products and utilizes a contract bottler for the hydration and bottling of these products. The Company operates on a 24-hour work day that includes two production shifts and a third shift primarily for cleaning, maintenance and equipment set-up.

     The Company sources its raw material needs from over 200 different suppliers, including some of the largest pharmaceutical and chemical companies in the world. The Company's raw materials and packaging supplies are readily available from multiple suppliers, and the Company is not dependent on any single supplier for its needs. No single supplier accounted for more than 10% of the Company's total purchases in 1997.

     The Company's quality standards are a critical factor in consumer purchase decisions, and the Company believes it has established a competitive advantage based on the quality of its products. All capsule and tablet products manufactured by the Company are visually inspected before being packaged. Moreover, each of the Company's products undergoes comprehensive quality control testing procedures from the receipt of raw materials to the release of the packaged product. The Company utilizes real-time computerized monitoring of its manufacturing processes to ensure proper product weights and measures. In addition, the Company maintains two in-house laboratories with state-of-the-art testing and analysis equipment where the Company performs most of its testing, including stability tests, active component characterization utilizing thin-layer and high-pressure liquid chromatography, and UV visible and infrared spectrometry. The Company contracts with independent laboratories to perform the balance of its testing requirements. A team of 63 full-time quality assurance professionals regularly conducts a wide variety of visual and scientific tests on all manufactured products, and samples of raw materials and finished products are retained for quality control purposes for up to five years.

     The Company has a strong commitment to maintaining the quality of the environment. All of the Company's plastic and corrugated cardboard containers are recyclable and, wherever possible, the Company uses recyclable glass. The Company was also one of the first companies in the industry to use biodegradable starch pellets for packing materials. In addition, the Company has removed most solvents from its production processes (using natural, environmentally-safe alternatives) and helped develop a special glue, for manufacturing purposes, that contains virtually no harmful hydrocarbons. The Company believes it is in material compliance with all applicable environmental regulations.

COMPETITION

     Vitamins and nutritional supplements are sold primarily through several channels of distribution: health food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), and direct sales channels (including network marketing and catalog distribution).

     The Company's principal competitors in the health food store market include Nutraceutical International Corporation, Weider Nutrition International, Inc., Nature's Way Products, Inc., Solgar Vitamin and Herb Company, Inc. and Nature's Plus Inc. Private label products of the Company's customers also provide competition to the Company's products. For example, a substantial portion of GNC's vitamin and mineral supplement offerings are products offered under GNC's own private label.

     The Company believes that the growing number of health food retailers are increasingly likely to align themselves with those companies which offer a wide variety of high quality products, have a loyal customer base, support their brands with strong marketing and advertising programs and provide consistently high levels of customer service. The Company believes that it competes favorably with other nutritional supplement companies because of its comprehensive line of products, premium brand names, commitment to quality, ability to rapidly introduce innovative products, competitive pricing, high customer-order fill rate, strong and effective sales force and distribution network, and sophisticated advertising and promotional support. The wide variety and diversity of the forms, potencies and categories of the Company's products are important points of differentiation between the Company and many of its competitors.

     In the mass market retail channel of distribution, the Company competes with major private label and broadline brand manufacturers, including Leiner Health Products Inc., Pharmavite Corp., Rexall Sundown, Inc. and NBTY, Inc., certain of which are larger and have access to greater resources than the Company. The Company competes on the basis of customer service, product quality, pricing and marketing support. The Company believes that it competes favorably with other companies because of its (i) sales and marketing strategies, (ii) customer service (including speed of delivery) and (iii) reputation as being a supplier of quality products.

     Many of the Company's competitors in markets other than the health food store market, including the major pharmaceutical companies, have substantially greater financial and other resources than the Company.

     Although Changes International competes with other health and nutritional food companies, the Company believes Changes International's primary competition stems from other network marketing companies. Changes International competes in the recruitment of independent distributors with other network marketing organizations whose product lines may or may not compete with its products.

REGULATORY MATTERS

  Government Regulation

     The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental

Protection Agency. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

     On October 25, 1994, the President signed into law the DSHEA. This new law revises the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The substantial majority of the products marketed by the Company are classified as dietary supplements under the FFDC Act.

     Both foods and dietary supplements are subject to the NLEA which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

     The FDA issued final dietary supplement labeling regulations in 1997 that require the Company to revise most of its product labels by 1999. The regulations also currently require the Company to submit notification to the FDA of all "statements of nutritional support," a process that the Company has not fully completed.

     Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

     As a result of the Company's efforts to comply with applicable statutes and regulations, the Company has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

     The Company's Utah Facility is registered with the FDA as a manufacturer of OTC drugs and is subject to periodic inspection by the FDA.

     Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company. See also "Business -- Legal Matters."

  Ma Huang

     Approximately 15 of the Company's products include an herb known as "Ma Huang," which contains naturally-occurring ephedrine. Certain of such products also contain caffeine or other central nervous system stimulants. Such products accounted for approximately 13.0% of the Company's net sales in 1997. The Company's products which contain Ma Huang are generally marketed for bodybuilding, weight loss, sports nutrition and other purposes, including increased endurance and energy, generally in conjunction with diet or exercise, and as natural alternatives to over-the-counter medications.

     Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful or adverse effects. The FDA has proposed regulations relating to the sale of dietary supplements containing Ma Huang which, if promulgated in final form, would require the Company to substantially reformulate and relabel almost all of its Ma Huang products and would limit potency, require warnings, prohibit certain combination products and would preclude the Company from making bodybuilding and weight loss claims for such products. Comments from industry participants and inquiries from Committees of the United States Congress have been filed with the FDA challenging the scientific and legal basis for the proposed regulations. The Company is not able to predict whether the FDA's proposed regulations will become final. There can be no assurance as to the effect that any resulting reformulation, relabeling or change in the marketing of the Company's products would have on the sales of such products. In 1996, the Company introduced a line of Ma Huang-free products as alternatives to certain of its bodybuilding and sports nutrition products which currently contain Ma Huang. The Company's net sales of Ma Huang-free products were $1.9 million for fiscal 1997. There can be no assurance that sales of such alternative products would offset any decrease in sales attributable to any reformulation or relabeling of the Company's Ma Huang products.

     A number of state and local governments have proposed or passed legislation prohibiting or regulating the sale of Ma Huang products. The Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could also require the Company to reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or relabel its products with different warnings or revised directions for use. There can be no assurance that the loss of sales of the Company's Ma Huang products would not have a material adverse effect on the Company. See
"Business -- Legal Matters."

EMPLOYEES

     At December 31, 1997, the Company employed 634 persons, of which 134 were involved in executive, sales and administrative activities. The balance of the Company's employees were engaged in production, packaging and shipping activities. Changes International also subcontracts an additional 67 persons from an independent personnel agency. None of the Company's employees are covered by a collective bargaining agreement, and management considers relations with its employees to be good.

PROPERTIES

     The Company owns a modern vitamin, mineral and nutritional supplement manufacturing facility in Ronkonkoma, New York. The 72,000 square foot New York Facility also houses the Company's executive offices. The Company recently signed a lease for approximately 21,000 square feet of space in a modern office building in Hauppauge, New York and expects to move all of its corporate and most of its administrative offices to this location in the second quarter of fiscal 1998. The Company leases 26,300 square feet of warehouse space in Ronkonkoma, 60,000 square feet of warehousing space in Hauppauge, and 5,000 square feet of office space in Ronkonkoma. In addition, the Company owns the modern FDA-registered 57,000 square foot Utah Facility. The Utah Facility, which was initially constructed in 1993, houses office, manufacturing and warehousing facilities for the operations of the Nature's Herbs division and office and warehousing facilities for the operations of the Alvita division. The Company also leases 21,500 square feet of warehouse and office space in Destin, Florida for Changes International.

     The Company believes that its facilities and equipment generally are well maintained and in good operating condition. In 1996, the Company completed an addition of approximately 8,500 square feet to the Utah Facility at a cost of approximately $754,000 to provide additional plant capacity for the operations of the Nature's Herbs and Alvita divisions of the Company. In March 1998, the Company commenced construction of an 85,000 square foot addition to its Utah Facility which will provide additional capacity for the production, warehouse and distribution operations, as well as additional office space for the Nature's Herbs and Alvita divisions. The cost of the project, including land, construction and equipment, will total approximately $13.0 million, approximately $8.0 million of which will be financed through a nine-month construction loan that will be converted to a fifteen year mortgage. Management believes that the Company's New York and Utah Facilities will be sufficient to enable the Company to meet sales demand for the foreseeable future. If additional space is required, management believes that it will have the option to lease or purchase additional space or to construct an additional facility.

TRADEMARKS

     The Company owns trademarks registered with the United States Patent and Trademark Office and/or similar regulatory authorities in many other countries for its TWINLAB, Nature's Herbs, Alvita, Changes and Fuel family of trademarks, and has rights to use other names material to its business. In addition, the Company has obtained trademarks for various of its products and has approximately 289 trademark registrations with the United States Patent and Trademark Office for TWINLAB, Nature's Herbs, Alvita and Changes brands. Federally registered trademarks have perpetual life, provided they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement.

LEGAL MATTERS

     The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its products results in injury. The Company may be subjected to various product liability claims, including, among others, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, there can be no assurance that product liability claims and the resulting adverse publicity will not have a material adverse effect on the Company. The Company carries insurance in the types and amounts that management considers reasonably adequate to cover the risks associated with its business. There can be no assurance that such insurance will continue to be available at a reasonable cost, or if available will be adequate to cover liabilities.

     The Company has been a defendant in court actions seeking damages for alleged personal injuries resulting from products containing allegedly contaminated added manufactured L-Tryptophan. To date, 132 of the 133 L-Tryptophan actions brought against the Company (the "L-Tryptophan Actions") have been dismissed or settled at no cost to the Company pursuant to an indemnification agreement (the "Indemnification Agreement") between the Company and a U.S. subsidiary of the Japanese manufacturer of the allegedly contaminated ingredient. The Company believes that few new lawsuits are likely to be brought in view of applicable statutes of limitation and, in light of the Indemnification Agreement and the resolution of virtually all of the L-Tryptophan Actions at no cost to the Company, that the prospect of the remaining L-Tryptophan Actions and any possible future actions having a material adverse effect on the Company's results of operations or financial condition is remote. The Company ceased marketing products containing added manufactured L-Tryptophan in 1990.

     The Company has been named as a defendant in three currently pending lawsuits alleging that its Ma Huang containing products caused injuries and/or damages, including a proceeding seeking class action certification. The Company intends to vigorously defend these lawsuits. The Company believes that such claims, if successful, would not have a material adverse effect on the financial condition or results of operations of the Company. There can be no assurance that the Company will not be subject to further private civil actions with respect to its Ma Huang products.

     The State of California and the NRDC filed lawsuits against the Company and a large number of manufacturers of dietary supplements containing calcium, claiming that naturally-occurring lead levels in these supplements exceed acceptable levels under California law ("Proposition 65"). The NRDC settled its suit with the manufacturers, including the Company. The State of California settled the first of two phases of its lawsuit with the Company and the other manufacturers and is engaged in settlement discussions with respect to the remainder of the case. The Company also received notice of a possible State of California legal claim relating to alleged toxic impurities in fish oil products. No action has been filed. There can be no assurance that the Company will not be the subject of future Proposition 65 claims asserted by the State of California or private parties.

     The Company is presently engaged in various other legal actions which arise in the ordinary course of business. Although ultimate liability cannot be determined at the present time, the Company believes that the amount of any such liability, if any, from these other actions, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the Company's directors and executive officers:

                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
Ross Blechman(1)..........................  44    Chairman of the Board, Chief Executive Officer,
                                                  President and Director
Brian Blechman(2).........................  47    Executive Vice President, Treasurer and Director
Dean Blechman.............................  40    Executive Vice President and Director
Neil Blechman.............................  47    Executive Vice President, Secretary and Director
Steve Blechman............................  44    Executive Vice President and Director; Chairman of
                                                  the Board, Chief Executive Officer, Director and
                                                  President of ARP
John McCusker.............................  58    Chief Financial Officer
Stephen L. Welling........................  43    President of the Nature's Herbs division of Twin and
                                                  Director
John G. Danhakl(1)(2).....................  41    Director
Jennifer Holden Dunbar(1)(2)..............  35    Director
Jonathan D. Sokoloff(1)...................  40    Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Ross Blechman became Chairman of the Board, Chief Executive Officer, President and Director of the Company on May 7, 1996. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Operations of the Company prior to May 7, 1996. Mr. Blechman is Chairman of the Board, President, Chief Executive Officer and Director of Twin, an Executive Vice President and Director of ARP and Chairman of the Board and a Director of Changes International.

     Brian Blechman became an Executive Vice President, Treasurer and Director of the Company on May 7, 1996. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Purchasing & Quality Control of the Company prior to May 7, 1996. He is responsible for purchasing, plant operations, quality control and management. Mr. Blechman is an Executive Vice President and Director of Twin and ARP, and a Vice President, Treasurer and a Director of Changes International.

     Dean Blechman became an Executive Vice President and Director of the Company on May 7, 1996. Mr. Blechman joined Twin Laboratories Inc. in 1979 and served as Vice President, Sales of the Company prior to May 7, 1996. He is responsible for sales and distribution. Mr. Blechman is an Executive Vice President and Director of Twin and ARP and a Vice President and Director of Changes International.

     Neil Blechman became an Executive Vice President, Secretary and Director of the Company on May 7, 1996. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Marketing & Advertising of the Company prior to May 7, 1996. He is responsible for marketing and advertising activities, promotional programs, merchandising strategies, packaging, trade shows and public relations. Mr. Blechman is an Executive Vice President, Secretary and Director of Twin and ARP and a Vice President, Secretary and a Director of Changes International.

     Steve Blechman became an Executive Vice President and Director of the Company and Chairman of the Board, Chief Executive Officer, Director and President of ARP on May 7, 1996. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Product Development & Marketing of the Company prior to May 7, 1996. He is involved in marketing, product development, customer service, public relations and the operations of ARP. Mr. Blechman is an Executive Vice President and Director of Twin and a Vice President and Director of Changes International.

     John McCusker became the Chief Financial Officer of the Company on November 3, 1997. He is responsible for financial management and the Company's MIS department. He was previously an independent financial consultant. From 1987 to 1996, Mr. McCusker was Senior Vice President and Chief Financial Officer for Geraghty & Miller, Inc. Upon its 1995 merger with Arcadis NV, he was appointed to the additional position of Senior Vice President -- Investor Relations.

     Stephen L. Welling became the President of the Nature's Herbs division of Twin on May 7, 1996, and was elected to the Board of Directors of the Company on September 16, 1997. Mr. Welling joined Natur-Pharma Inc. in 1977 as the controller and served as President of Natur-Pharma Inc. prior to May 7, 1996. Prior to his promotion to President, Mr. Welling served as Vice President of Operations of Natur-Pharma Inc. with responsibility for manufacturing, personnel, quality management, legal affairs and finance. Mr. Welling is on the board of directors of the National Nutritional Foods Association, a leading trade organization that governs the industry's retailers, distributors, suppliers and manufacturers.

     John G. Danhakl became a director of the Company on May 7, 1996. He has been an executive officer and an equity owner of Leonard Green & Partners, L.P. ("LGP"), a merchant banking firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated ("Drexel"). Mr. Danhakl is also a director of Big 5 Corp., Communications & Power Industries, Inc., Leslie's Poolmart, Inc., Hechinger Company, The Arden Group, Inc. and Liberty Group Publishing, Inc. Mr. Danhakl also serves as a director of Twin and ARP.

     Jennifer Holden Dunbar has been a director of the Company since its formation in February 1996. She joined Leonard Green & Associates, L.P. ("LGA"), a merchant banking firm, as an associate in 1989, became a principal in 1993, and through a corporation became a partner in 1994. Since 1994, Ms. Holden Dunbar has also been an executive officer and equity owner of LGP. Ms. Holden Dunbar previously was an associate with the merchant banking firm of Gibbons, Green, van Amerongen and a financial analyst in mergers and acquisitions with Morgan Stanley & Co. Ms. Holden Dunbar is also a director of Gart Sports Company. Ms. Holden Dunbar also serves as a director of Twin and ARP.

     Jonathan D. Sokoloff became a director of the Company on May 7, 1996. He has been a partner of LGA since 1990 and has been an executive officer and equity owner of LGP since its formation in 1994. Mr. Sokoloff had previously been a Managing Director at Drexel. Mr. Sokoloff is also a director of Carr-Gottstein Foods Co., Gart Sports Company and Hechinger Company. Mr. Sokoloff also serves as a director of Twin and ARP.

     The Company's By-laws and Certificate of Incorporation provide that the Company's Board of Directors be comprised of such number of directors as determined from time to time by the Board of Directors, but in no event less than eight members. The Board is currently comprised of nine members. Each Director holds office until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

     Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors and hold office until their respective successors are duly elected and qualified. Except for the Blechman Brothers' familial relationships, there are no family relationships among the executive officers or Directors of the Company.

EMPLOYMENT AGREEMENTS

     On May 7, 1996, the Company entered into employment agreements with each of the Blechman Brothers (each an "Employment Agreement"). Pursuant to the terms of each Employment Agreement, the relevant individual will be employed as an executive of the Company and its subsidiaries until November 15, 1999, renewable for terms of one year thereafter. The Employment Agreement provides for a base salary of $400,000 (as adjusted annually for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, the executive is also eligible to participate in Twinlab's Bonus Plan which entitles such individual to a bonus payment of up to 128% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Company for each year of the employment term.

Each Employment Agreement also provides, subject to certain exceptions, that upon a termination of the individual's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay the individual an amount equal to his base salary for the remaining term under the Employment Agreement (which for this purpose, will be a three year period).

     On May 7, 1996, the Company entered into an employment agreement with Stephen L. Welling to serve as President of the Nature's Herbs division of Twin (the "Division") (as amended, the "Welling Employment Agreement"). The Welling Employment Agreement provides that Mr. Welling will be employed as an executive of the Company for a term of three years, renewable for terms of one year thereafter. The Welling Employment Agreement provides for a base salary of $200,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, Mr. Welling is also eligible to participate in the Division Bonus Plan which entitles him to a bonus payment up to 202.5% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Division for each year of the employment term. The Welling Employment Agreement also provides, subject to certain exceptions, that upon a termination of Mr. Welling's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay Mr. Welling an amount equal to his base salary for the remaining term under the Welling Employment Agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The information in the following table sets forth certain information with respect to the beneficial ownership of the Common Stock of Twinlab as of the date of this Prospectus, by (i) each person who beneficially owns more than 5% of the outstanding shares of Twinlab's Common Stock, (ii) each executive officer of the Company, (iii) each director of the Company, (iv) all directors and executive officers of the Company as a group, and (v) by the Selling Stockholders, and as adjusted at that date to reflect the sale by the Company and the Selling Stockholders of the shares of Common Stock offered hereby. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown.

                                          COMMON STOCK OWNED                            COMMON STOCK OWNED
                                        BEFORE THE OFFERING(A)                       After the Offering(a)(b)
                                        -----------------------   NUMBER OF SHARES   -------------------------
                                          NUMBER        PERCENT    BEING OFFERED       NUMBER         PERCENT
                                        ----------      -------   ----------------   -----------      --------
Green Equity Investors II, L.P. ......   8,880,000       32.5%       3,605,635        5,274,365         16.8%
  c/o Leonard Green & Partners, L.P.
  11111 Santa Monica Blvd., Suite 2000
  Los Angeles, CA 90025
John G. Danhakl(c)....................   8,880,000       32.5        3,605,635        5,274,365         16.8
  c/o Leonard Green & Partners, L.P.
  11111 Santa Monica Blvd., Suite 2000
  Los Angeles, CA 90025
Jennifer Holden Dunbar(c).............   8,880,000       32.5        3,605,635        5,274,365         16.8
  c/o Leonard Green & Partners, L.P.
  11111 Santa Monica Blvd., Suite 2000
  Los Angeles, CA 90025
Jonathan D. Sokoloff(c)...............   8,880,000       32.5        3,605,635        5,274,365         16.8
  c/o Leonard Green & Partners, L.P.
  11111 Santa Monica Blvd., Suite 2000
  Los Angeles, CA 90025
Brian Blechman........................   1,659,246        6.1                0        1,659,246          5.3
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Dean Blechman.........................   1,660,080        6.1                0        1,660,080          5.3
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Neil Blechman.........................   1,660,497        6.1                0        1,660,497          5.3
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Ross Blechman.........................   1,660,497        6.1                0        1,660,497          5.3
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Steve Blechman........................   1,660,080        6.1                0        1,660,080          5.3
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
John McCusker.........................           0          0                0                0            0
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779
Stephen L. Welling....................      28,770          *                0           28,770            *
  c/o Twin Laboratories Inc.
  2120 Smithtown Avenue
  Ronkonkoma, NY 11779

                                          COMMON STOCK OWNED                            COMMON STOCK OWNED
                                        BEFORE THE OFFERING(a)                       After the Offering(a)(b)
                                        -----------------------   NUMBER OF SHARES   -------------------------
                                          NUMBER        PERCENT    BEING OFFERED       NUMBER         PERCENT
                                        ----------      -------   ----------------   -----------      --------
Chase Equity Associates, L.P. ........     323,750        1.2          131,455          192,295            *
  380 Madison Avenue
  New York, NY 10017
DLJ Investment Partners, L.P..........     261,609          *          106,223          155,386            *
  277 Park Avenue
  New York, NY 10172
DLJ Investment Funding, Inc. .........      37,277          *           15,136           22,141            *
  277 Park Avenue
  New York, NY 10172
DLJ First ESC L.P. ...................      24,864          *           10,096           14,768            *
  277 Park Avenue
  New York, NY 10172
PMI Mezzanine Fund L.P. ..............     323,750        1.2          131,455          192,295            *
  610 Newport Center Drive
  Suite 1100
  Newport Beach, CA 92660
All directors and executive officers    17,209,170       63.0        3,605,635       13,603,535         43.4%
  as a group (10 persons)(d)..........

---------------
 (a) Does not include an aggregate of 390,600 shares of Common Stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $23.27 per share.

 (b) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters exercise their over-allotment option in full, GEI, Chase Equity Associates, L.P., DLJ Investment Partners, L.P., DLJ Investment Funding, Inc., DLJ First ESC L.P., and PMI Mezzanine Fund L.P. would sell an additional 394,366, 192,295, 155,386, 22,141, 14,768 and 192,295 shares of Common Stock, respectively, and would beneficially own 15.5%, 0%, 0%, 0%, 0% and 0% of the outstanding shares of Common Stock after the Offering.

 (c) The shares shown as beneficially owned by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar represent 8,880,000 shares owned of record by GEI. GEI is a Delaware limited partnership managed by LGP, which is an affiliate of the general partner of GEI. Each of Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Gregory J. Annick and Jennifer Holden Dunbar, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of Common Stock of Twinlab owned by GEI. As such, Messrs. Sokoloff and Danhakl and Ms. Holden Dunbar may be deemed to have shared voting and investment power with respect to all shares held by GEI. However, such individuals disclaim beneficial ownership of the securities held by GEI except to the extent of their respective pecuniary interests therein.

 (d) Includes the shares referred to in Note (c) above.

   * Less than 1%.

TERMS OF THE STOCKHOLDERS AGREEMENT

     Upon consummation of the Acquisition, GEI, the Senior Executive Officers and Twinlab entered into a Stockholders Agreement (the "Stockholders Agreement") in respect of their holdings of shares of Common Stock of Twinlab. Pursuant to the Stockholders Agreement, each of GEI and the Senior Executive Officers was granted certain demand registration rights. The Stockholders Agreement also contains certain "piggyback" registration rights arising in the event that Twinlab registers its securities under the Securities Act. The Stockholders Agreement terminates on the tenth anniversary of the date thereof.

     Shares of Common Stock and Senior Preferred Stock of Twinlab were issued to various institutional investors (the "Institutional Investors") pursuant to a Stock Subscription Agreement among each such investor and Twinlab. Upon consummation of the Acquisition, GEI, the Senior Executive Officers, the Institutional Investors and Twinlab entered into a secondary stockholders agreement (the "Secondary Stockholders Agreement") in respect of their holdings of shares of capital stock of Twinlab. Commencing on the fifth anniversary of the Secondary Stockholders Agreement, the Institutional Investors will be entitled to exercise one demand registration right with respect to their shares of Common Stock of Twinlab. Finally, the Institutional Investors will have certain "piggyback" registration rights on other registrations of equity securities of the Company. The Secondary Stockholders Agreement terminates on the tenth anniversary of the date thereof.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE AMENDED AND RESTATED REVOLVING CREDIT FACILITY

     In November 1996, Twinlab and Twin entered into the Revolving Credit Facility agented by The Chase Manhattan Bank and co-agented by Bank of New York. The Revolving Credit Facility provides for a revolving credit facility for Twin of $50.0 million expiring on May 7, 2002. The Revolving Credit Facility bears interest at an annual rate, at the option of Twin equal to the ABR plus the Applicable Margin ("ABR Loans") or the Eurodollar Rate plus Applicable Margin ("Eurodollar Loans"). With respect to the Revolving Credit Facility, "Applicable Margin" means (a) 0%, in the case of ABR Loans and (b) 1.25%, in the case of Eurodollar Loans. Interest rates on the Revolving Credit Facility are subject to increase or reduction based on Twin's meeting certain financial tests. Outstanding borrowings under the Revolving Credit Facility currently bear interest at a rate of 6.875% per annum.

     The proceeds of the Revolving Credit Facility are available for the working capital requirements of Twin and its subsidiaries and for general corporate purposes, including up to $35.0 million to fund permitted acquisitions (as defined), subject in each case to certain conditions and reductions set forth in the Revolving Credit Facility. As of December 31, 1997, approximately $36.3 million of borrowings were available under the Revolving Credit Facility for working capital requirements and general corporate purposes of which approximately $21.3 million was available for acquisitions. See "Use of Proceeds." A portion of the Revolving Credit Facility not to exceed $15.0 million is available for the issuance of letters of credit which generally will have an initial term of one year or less.

     The Revolving Credit Facility is secured by first priority security interests in all of the tangible and intangible assets of the Company. In addition, the loans under the Revolving Credit Facility are guaranteed by Twinlab, ARP, Changes International and certain of Twin's future subsidiaries. Additionally, Twin is required to apply various percentages of the net proceeds of (i) certain issuances or sales of equity by Twinlab (provided that in the case of a public offering by Twinlab of its capital stock, the net proceeds thereof may be used, at the discretion of Twinlab and Twin, including without limitation, to redeem or retire the Notes and/or to reduce the Revolving Credit Facility), (ii) the incurrence of certain indebtedness by Twinlab or its direct or indirect subsidiaries, or (iii) any disposition of any material assets (other than inventory in the ordinary course of business), to the repayment of the Revolving Credit Facility.

     The Revolving Credit Facility contains certain financial and operating covenants, including a maximum leverage ratio and a minimum interest coverage ratio. In addition, Twin and its subsidiaries are limited in the amount of annual capital expenditures and capital lease obligations they may incur.

     The operating covenants of the Revolving Credit Facility include limitations on the ability of the Company to (i) incur additional indebtedness, other than certain permitted indebtedness, (ii) permit additional liens or encumbrances, other than certain permitted liens, (iii) make any investment in other persons, other than certain permitted investments; (iv) become obligated with respect to contingent obligations, other than certain permitted contingent obligations, and (v) make restricted junior payments (including dividends on its common stock). The operating covenants also include restrictions on certain specified fundamental changes, such as mergers and asset sales, transactions with shareholders and affiliates, and business outside the ordinary course as currently conducted, amendments or waivers of certain specified agreements, and the issuance of preferred stock, guarantees or other credit enhancements.

DESCRIPTION OF NOTES

     The 10 1/4% Senior Subordinated Notes due 2006 (the "Notes") were issued in a transaction (the "Notes Offering") pursuant to which Twin issued an aggregate of $100,000,000 principal amount of the Notes to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chase Securities Inc. ("Chase", and together with DLJ, the "Initial Notes Purchasers") on May 7, 1996 (the "Note Offering Closing Date"). The Initial Notes Purchasers subsequently resold the Notes in reliance on Rule 144A and certain other exemptions under the Securities Act. The Company and the Initial Notes Purchasers also entered into a Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Notes. On October 28, 1996, the Company consummated a fully-subscribed registered exchange offer under the Securities Act for the Notes (the "Exchange Offer") to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Notes. The form and terms of the notes issued under the Exchange Offer are identical in all material respects to the form and terms of the Notes.

     The Notes were issued under an indenture, dated as of the Note Offering Closing Date (the "Indenture"), among Twinlab, Twin, ARP and Fleet National Bank as trustee. The Indenture was supplemented as of December 1, 1997 to add Changes International as a Guarantor (as hereinafter defined) thereunder. The Notes are not redeemable, in whole or in part, prior to May 15, 2001. Thereafter, the Notes are redeemable at the redemption prices set forth in the Indenture, plus interest accrued thereon to the redemption date. Notwithstanding the foregoing, at any time on or before May 15, 1999, Twin may redeem up to 35% of the original aggregate principal amount of the Notes, in whole or in part, with the net proceeds of one or more Equity Offerings (as defined therein) at a redemption price equal to 109 1/2% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control (as defined therein), Twin will be required to make an offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

     The Notes are general unsecured obligations of Twin subordinated in right of payment to all existing and future Senior Debt (as defined therein) of Twin, including borrowings under the Revolving Credit Facility. The payment of the principal, premium, if any, and interest on the Notes are guaranteed (the "Guarantees") by Twinlab, ARP and Changes International (the "Guarantors"). The Guarantees are subordinated in right of payment to all existing and future Senior Debt of the Guarantors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Indenture permits the Company to incur additional indebtedness, including additional Senior Debt. The Indenture contains certain covenants with respect to Twin and the Subsidiary Guarantors (as defined therein) that limit the ability of Twin and the Subsidiary Guarantors to, among other things, (i) incur additional Indebtedness (as defined therein) and issue certain preferred stock, (ii) pay dividends or make other distributions, (iii) layer Indebtedness,
(iv) create certain liens, (v) sell certain assets, (vi) enter into certain transactions with affiliates, or (vii) enter into certain mergers or consolidations involving Twin.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized by its Certificate of Incorporation to issue 75,000,000 shares of Common Stock, $1.00 par value per share, of which 31,321,900 shares will be outstanding upon completion of the Offering, and 2,000,000 shares of preferred stock, $.01 par value per share, none of which shares will be outstanding upon consummation of the Offering. The Board of Directors of the Company has approved, subject to approval at the Company's 1998 annual meeting of stockholders, a new stock option plan providing for the issuance of options to purchase up to 1,000,000 shares of Common Stock.

     The following summary description of the capital stock of Twinlab is qualified in its entirety by reference to the Certificate of Incorporation and the By-laws, which are incorporated by reference herein.

COMMON STOCK

     Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors, with each share of Common Stock entitled to one vote. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Upon completion of the Offering, GEI will own 16.8% and the Senior Executive Officers of the Company will own 26.6% of the Common Stock of Twinlab.

     Holders of Common Stock on the applicable record date are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of any series of preferred stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, each holder of Common Stock will be entitled to share ratably in any distribution of the Company's assets after the payment of all debts and other liabilities, subject to any superior rights of the holders of any outstanding shares of preferred stock.

     Holders of the shares of Common Stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

     Special meetings of stockholders may be called by the Company's Board of Directors, the Chairman of the Board of Directors, the President or the holders of twenty-five (25%) of the then outstanding Common Stock.

     Stockholders of the Company are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of stockholders. The failure to deliver proper notice within the period specified in the Company's By-laws will result in the denial to the stockholder of the right to make such nominations or propose such action at the meeting.

PREFERRED STOCK

     The Company's Board of Directors has authority (without action by the stockholders) to issue authorized and unissued shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the voting powers, designations, preferences and relative, optional or other special rights thereof, including liquidation preferences and the dividend, conversion and redemption rights of each such series. Under certain circumstances, the Company could issue the preferred stock as a method of discouraging, delaying or preventing a change of control of the Company.

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW ("DGCL")

     Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation contains no such provision, and therefore, pursuant to Section 228 and the By-laws, stockholders holding a majority of the voting power of the Common Stock will be able to effect most corporate matters requiring stockholder approval by written consent, without the need for a duly-noticed and duly-held meeting of stockholders. See "Risk
Factors -- Control by Principal Stockholders."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Inc. American Securities Transfer & Trust, Inc. is located at 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817, and its telephone number is (303) 298-5370.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, Twinlab will have 31,321,900 shares of Common Stock outstanding, of which 16,833,150 shares will be freely tradeable without restriction or further registration under the Securities Act, except that any shares held by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 14,488,750 shares of Common Stock (the "Restricted Shares") constitute restricted securities under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act or pursuant to an exemption therefrom, including Rule 144. The Senior Executive Officers and the Selling Stockholders, who collectively are the beneficial owners of an aggregate of 18,180,420 shares of Common Stock (14,180,420 shares after the consummation of the Offering), and the Company have agreed with the Underwriters, subject to certain exceptions, not to directly or indirectly offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of Bear Stearns, any Common Stock or any securities convertible into or exchangeable or exercisable for, or warrants, options or rights to purchase or acquire Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of this Prospectus (the "Lock-Up Period"), except (i) offers to sell and sales to the Underwriters pursuant to the Offering and (ii) the issuance of shares of Common Stock pursuant to employee benefit arrangements of the Company. Upon the expiration of such 90 day period, such holders will in general be entitled to dispose of their shares of Common Stock, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144 under the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following the Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

     Upon completion of the Offering, 13,570,595 of the Restricted Shares will be owned by GEI and the Blechman Brothers. The Company has granted the Senior Executive Officers and the Selling Stockholders certain demand and piggyback registration rights covering an aggregate of 18,176,250 shares of Common Stock (14,176,250 shares after the consummation of the Offering). When and as these rights are exercised, additional shares will become available for sale upon the effectiveness of a registration statement filed pursuant to exercise of such rights. See "Principal and Selling Stockholders -- Terms of the Stockholders Agreement."

     Any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of the Common Stock by a "Non-United States Holder." For the purpose of this summary, a "Non-United States Holder" is any person or entity that is not (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate that is subject to United States federal taxation on its income regardless of its source or (d) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust. An individual may be deemed to be a resident of the United States for federal income tax purposes in several circumstances, including being present in the United States on at least 31 days in the calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year. For purposes of this determination, all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year are taken into account. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens and residents.

     This summary does not deal with all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their personal circumstances and does not address tax consequences under the laws of any state, municipality, or other taxing jurisdiction or under the laws of any country other than the United States. Furthermore, this summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Prospective Non-United States Holders are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, owning and disposing of the Common Stock.

DIVIDENDS

     The Company does not expect to pay dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Generally, any dividends paid with respect to the Common Stock to a Non-United States Holder will be subject to withholding of United States federal income tax at a 30% tax rate (or such lower tax rate as may be specified by an applicable income tax treaty). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder (and attributable to a U.S. permanent establishment of the Non-United States Holder, if any income tax treaty applies) are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a 30% tax rate (or such lower rate as may be specified by an applicable income tax treaty). A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) with the Company or its paying agent.

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Recently finalized Treasury regulations generally effective for payments made after December 31, 1998 (the "Withholding Regulations"), however, will require Non-United States Holders to file certain new forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms will be required to contain the holder's name, address and certain other information.

DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder (and, if the applicable treaty so provides, is attributable to such holder's office or other fixed place of business within the United States), (ii) in the case of a Non-United States Holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either (a) has a "tax home" in the United States for United States federal income tax purposes or (b) has an office or other fixed place of business in the United States to which the gain is attributable and no treaty exemption applies, (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain expatriates or (iv) the Company is or has been a "United States real property holding corporation" ("USRPHC") at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period and, provided that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock. The Company has determined that it has not been and is not currently and does not believe that it will become a USRPHC for federal income tax purposes. If a Non-United States Holder falls under clause
(i) above, the holder will be subject to United States federal income tax on the same basis as United States persons generally (and, with respect to corporate Non-United States Holders, may also be subject to the branch profits tax described above). If an individual Non-United States Holder falls under clause
(ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale or disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In the event the Company decides, contrary to its present intention, to pay dividends with respect to its Common Stock, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report will be sent to the Non-United States Holder. See "Dividend Policy." Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

     The payment of the proceeds of the disposition of Common Stock by or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its name, address and non-United States status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds by or through a foreign office of (a) a United States broker, (b) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes or (c) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a United States trade or business, unless, in each case, such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States by or through a foreign office of a non-U.S. broker.

     The Withholding Regulations will affect the procedures to be followed by a Non-United States Holder in establishing such holder's status as a Non-United States Holder for purposes of the withholding, backup withholding and information reporting rules discussed herein. Among other things, the Withholding Regulations will provide certain presumptions under which a Non-United States Holder would be subject to backup withholding in the absence of certification from the holder as to non-U.S. status. Prospective investors should consult their tax advisors concerning the effect of the Withholding Regulations on an investment in Common Stock.

     Backup withholding is not an additional tax. Rather, the United States tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a statutory credit which is the equivalent of an exclusion of $60,000 of assets from the U.S. estate tax. Tax treaties may permit a larger credit.

                                  UNDERWRITING

     The underwriters of the Offering named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Adams, Harkness & Hill, Inc., Lehman Brothers Inc. and Smith Barney Inc. are acting as representatives, have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-3 of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of Shares set forth opposite their respective names below.

                                                              NUMBER OF
                    NAME OF UNDERWRITER                        SHARES
                    -------------------                       ---------
Bear, Stearns & Co. Inc. ...................................  1,496,000
Donaldson, Lufkin & Jenrette Securities Corporation.........  1,496,000
Adams, Harkness & Hill, Inc. ...............................    816,000
Lehman Brothers Inc. .......................................    816,000
Smith Barney Inc. ..........................................    816,000
BT Alex. Brown Incorporated.................................    160,000
Chase Securities Inc. ......................................    160,000
Cowen & Company.............................................    160,000
Credit Suisse First Boston Corporation......................    160,000
Dresdner Kleinwort Benson North America LLC.................    160,000
Furman Selz LLC.............................................    160,000
Hambrecht & Quist LLC.......................................    160,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........    160,000
Morgan Stanley & Co. Incorporated...........................    160,000
NationsBanc Montgomery Securities LLC.......................    160,000
PaineWebber Incorporated....................................    160,000
Commonwealth Associates.....................................     80,000
Gabelli & Company, Inc. ....................................     80,000
Gaines, Berland Inc. .......................................     80,000
Hanifen, Imhoff Inc. .......................................     80,000
HSBC Securities, Inc. ......................................     80,000
J.W. Charles Securities, Inc. ..............................     80,000
Parker/Hunter Incorporated..................................     80,000
Piper Jaffray Inc. .........................................     80,000
Raymond James & Associates, Inc. ...........................     80,000
Tucker Anthony Incorporated.................................     80,000
                                                              ---------
          Total.............................................  8,000,000
                                                              =========

     The nature of the respective obligations of the Underwriters is such that all of the shares of Common Stock (other than those covered by the over-allotment option) must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed $0.88 per share; that the Underwriters may allow, and such selected dealers may reallow, a concession to certain other dealers not to exceed $0.10 per share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.

     The Company and the Selling Stockholders have granted the Underwriters an option to purchase in the aggregate up to 1,200,000 additional shares of Common Stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective commitments as indicated in the preceding tables.

     No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offering in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Common Stock offered hereby may not be offered or sold, directly or in directly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

     The Senior Executive Officers and the Selling Stockholders, who collectively are the beneficial owners of an aggregate of 18,180,420 shares of Common Stock (14,180,420 shares after consummation of the Offering), and the Company, have agreed with the Underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of Bear Stearns, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment options granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

     Certain persons participating in the Offering may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the 1934 Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when

Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

     Certain of the Underwriters have in the past provided, and may in the future provide, investment banking services for the Company. In particular, Bear Stearns, DLJ and Adams, Harkness & Hill, Inc. and certain of their respective affiliates served as underwriters for the Company's initial public offering in November 1996. In addition, in May 1996 DLJ and Chase acted as initial purchasers of Twin's 10 1/4% Senior Subordinated Notes due 2006.

     DLJ Investment Partners, L.P., DLJ Investment Funding, Inc. and DLJ First ESC L.P. (collectively, the "DLJ Affiliates"), each of which is an affiliate of DLJ, are collectively the owners of 323,750 shares of Common Stock and are Selling Stockholders in the Offering. The DLJ Affiliates are selling 131,455 shares in the Offering and as a result will receive approximately $4.6 million of the net proceeds of the Offering. In addition, Bear Stearns and DLJ each have in the past provided, and may in the future provide, investment banking services for GEI and its affiliates. Affiliates of Bear Stearns and DLJ each own approximately 1.6% of the limited partnership interests in GEI.

     Chase Equity Associates, L.P. ("Chase Equity"), an affiliate of Chase, is the owner of 323,750 shares of Common Stock and is a Selling Stockholder in the Offering. Chase Equity is selling 131,455 shares in the Offering and as a result will receive approximately $4.6 million of the net proceeds of the Offering. In addition, The Chase Manhattan Bank, an affiliate of Chase, is the agent and a lender under the Revolving Credit Facility. As a result of the reduction of outstanding borrowings under the Revolving Credit Facility with a portion of the net proceeds of the Offering, The Chase Manhattan Bank will receive approximately $1.6 million of the net proceeds of the Offering.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Twinlab as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Financial Statements
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................  F-3
  Consolidated Statements of Income for the Years Ended
     December 31, 1995, 1996 and 1997.......................  F-4
  Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1995, 1996 and 1997...........  F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1995, 1996 and 1997.......................  F-6
  Notes to Consolidated Financial Statements................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Twinlab Corporation and subsidiaries
Ronkonkoma, New York

     We have audited the accompanying consolidated balance sheets of Twinlab Corporation and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Twinlab Corporation and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Jericho, New York
February 4, 1998

                      TWINLAB CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                1996         1997
                                                              ---------    ---------
ASSETS (NOTE 8)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   3,794    $   4,029
  Accounts receivable, net of allowance for bad debts of
     $208 and $406, respectively (Note 13)..................     31,027       44,059
  Inventories (Note 4)......................................     29,443       37,254
  Deferred tax assets (Note 10).............................      1,218        1,615
  Prepaid expenses and other current assets.................      1,076        1,288
                                                              ---------    ---------
          Total current assets..............................     66,558       88,245
PROPERTY, PLANT AND EQUIPMENT, Net (Note 5).................     14,157       13,958
DEFERRED TAX ASSETS (Note 10)...............................     52,858       48,777
OTHER ASSETS (Note 6).......................................      7,964       20,344
                                                              ---------    ---------
          Total.............................................  $ 141,537    $ 171,324
                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 8)................  $  20,231    $  13,993
  Accounts payable..........................................     10,313       16,534
  Accrued expenses and other current liabilities (Note 7)...      8,882       10,208
                                                              ---------    ---------
          Total current liabilities.........................     39,426       40,735
LONG-TERM DEBT, less current portion (Note 8)...............    100,423      100,245
                                                              ---------    ---------
          Total liabilities.................................    139,849      140,980
                                                              ---------    ---------
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)
SHAREHOLDERS' EQUITY (Notes 1 and 9):
  Preferred stock, $.01 par value; 2,000,000 shares
     authorized; none issued................................         --           --
  Common stock, $1.00 par value; 75,000,000 shares
     authorized; 27,000,000 shares outstanding as of
     December 31, 1996 and 27,320,100 as of December 31,
     1997...................................................     27,000       27,320
  Additional paid-in capital................................    141,338      147,003
  Accumulated deficit.......................................   (166,650)    (143,979)
                                                              ---------    ---------
          Total shareholders' equity........................      1,688       30,344
                                                              ---------    ---------
          Total.............................................  $ 141,537    $ 171,324
                                                              =========    =========

                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
               (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                1995       1996       1997
                                                              --------   --------   --------
NET SALES (Note 13).........................................  $148,735   $170,075   $213,229
COST OF SALES...............................................    89,932     99,827    120,947
                                                              --------   --------   --------
GROSS PROFIT................................................    58,803     70,248     92,282
OPERATING EXPENSES..........................................    27,191     30,784     43,433
                                                              --------   --------   --------
INCOME FROM OPERATIONS......................................    31,612     39,464     48,849
                                                              --------   --------   --------
OTHER (EXPENSE) INCOME:
  Interest income...........................................       313        593        204
  Interest expense..........................................      (866)   (10,005)   (12,315)
  Transaction expenses (Note 1).............................      (656)      (400)        --
  Nonrecurring non-competition agreement expense (Note 1)...        --    (15,300)        --
  Other.....................................................        61         32         27
                                                              --------   --------   --------
                                                                (1,148)   (25,080)   (12,084)
                                                              --------   --------   --------
INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY
  ITEM......................................................    30,464     14,384     36,765
PROVISION FOR INCOME TAXES (Note 10)........................       240        796     14,094
                                                              --------   --------   --------
INCOME BEFORE EXTRAORDINARY ITEM............................    30,224     13,588     22,671
EXTRAORDINARY ITEM, net of income tax benefit of $1,134
  (Note 1)..................................................        --     (1,792)        --
                                                              --------   --------   --------
NET INCOME..................................................    30,224     11,796     22,671
PREFERRED STOCK DIVIDENDS...................................        --      4,862         --
                                                              --------   --------   --------
NET INCOME APPLICABLE TO COMMON STOCK.......................  $ 30,224   $  6,934   $ 22,671
                                                              ========   ========   ========
BASIC AND DILUTED INCOME PER SHARE (Note 9):
  Income before extraordinary item..........................  $   1.12   $   0.33   $   0.84
  Extraordinary item........................................        --      (0.07)        --
                                                              --------   --------   --------
  Net income................................................  $   1.12   $   0.26   $   0.84
                                                              ========   ========   ========
  Basic weighted average shares outstanding.................    27,000     27,000     27,042
                                                              ========   ========   ========
  Diluted weighted average shares outstanding...............    27,000     27,000     27,078
                                                              ========   ========   ========
PRO FORMA RELATING TO CHANGE IN TAX STATUS
  (Note 1):
  Historical income before provision for income taxes and
     extraordinary item.....................................  $ 30,464   $ 14,384
  Pro forma provision for income taxes......................    12,060      5,466
                                                              --------   --------
  Pro forma income relating to change in tax status before
     extraordinary item.....................................    18,404      8,918
  Extraordinary item........................................        --     (1,792)
                                                              --------   --------
  Pro forma net income relating to change in tax status.....    18,404      7,126
  Preferred Stock dividends.................................        --      4,862
                                                              --------   --------
  Pro forma net income relating to change in tax status
     applicable to common stock.............................  $ 18,404   $  2,264
                                                              ========   ========
PRO FORMA BASIC AND DILUTED INCOME PER SHARE
  (Note 9):
  Income before extraordinary item..........................  $   0.68   $   0.15
  Extraordinary item........................................        --      (0.07)
                                                              --------   --------
  Net income................................................  $   0.68   $   0.08
                                                              ========   ========
  Basic and diluted weighted average shares outstanding.....    27,000     27,000
                                                              ========   ========

                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                            COMMON STOCK       ADDITIONAL   RETAINED
                                        --------------------    PAID-IN     EARNINGS
                                          SHARES     AMOUNT     CAPITAL     (DEFICIT)     TOTAL
                                        ----------   -------   ----------   ---------   ---------
Balance at January 1, 1995...........      450,000   $   450    $     68    $  48,153   $  48,671
Net income...........................           --        --          --       30,224      30,224
Distributions to shareholders........           --        --          --      (23,490)    (23,490)
                                        ----------   -------    --------    ---------   ---------
Balance at December 31, 1995.........      450,000       450          68       54,887      55,405
Net income...........................           --        --          --       11,796      11,796
Distributions to shareholders........           --        --          --       (8,929)     (8,929)
Issuance of common stock (Note 1)....      550,000       550       4,950           --       5,500
Repurchase of shareholders' common
  stock and recapitalization
  including income tax effects (Note
  1).................................           --        --      68,654     (219,542)   (150,888)
Additional shares issued in 18.5 for
  1 stock split effected in the form
  of a stock dividend (Note 9).......   17,500,000    17,500     (17,500)          --          --
Dividends on Preferred Stock.........           --        --          --       (4,862)     (4,862)
Initial public offering of common
  stock..............................    8,500,000     8,500      85,166           --      93,666
                                        ----------   -------    --------    ---------   ---------
Balance at December 31, 1996.........   27,000,000    27,000     141,338     (166,650)      1,688
Net income...........................           --        --          --       22,671      22,671
Shares issued in connection with the
  acquisition of Changes
  International (Note 3).............      312,500       312       5,547           --       5,859
Shares issues in connection with the
  exercise of stock options and
  related tax benefit................        7,600         8         118           --         126
                                        ----------   -------    --------    ---------   ---------
Balance at December 31, 1997.........   27,320,100   $27,320    $147,003    $(143,979)  $  30,344
                                        ==========   =======    ========    =========   =========

                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                           (IN THOUSANDS OF DOLLARS)

                                                                1995        1996         1997
                                                              --------    ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 30,224    $  11,796    $ 22,671
  Adjustment to reconcile net income to net cash provided by operating activities:
    Extraordinary item......................................        --        1,792          --
    Depreciation and amortization...........................     1,011        1,880       1,949
    Gain on sale of equipment...............................       (58)          --          (3)
    Bad debt expense........................................       169          125         200
    Deferred income taxes...................................        --       (3,484)      3,684
    Nonrecurring non-competition agreement expense..........        --       15,300          --
    Changes in operating assets and liabilities (net of
      effect of business acquired):
      Accounts receivable...................................    (6,649)      (6,780)    (13,232)
      Inventories...........................................    (2,541)      (4,170)     (7,093)
      Prepaid expenses and other current assets.............       307         (204)       (212)
      Accounts payable......................................     3,242        3,459       5,494
      Accrued expenses and other current liabilities........     1,123        5,758      (2,047)
                                                              --------    ---------    --------
        Net cash provided by operating activities...........    26,828       25,472      11,411
                                                              --------    ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of business, net of cash acquired................        --           --      (3,726)
  Maturities of marketable securities.......................     1,178          201          --
  Proceeds from sales of property, plant and equipment......       825           10       3,099
  Acquisition of property, plant and equipment..............    (2,641)      (2,252)     (3,842)
  (Increase) decrease in other assets.......................         6          411        (417)
                                                              --------    ---------    --------
        Net cash used in investing activities...............      (632)      (1,630)     (4,886)
                                                              --------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of debt............................     4,685      173,000          --
  Proceeds from issuance of Preferred Stock.................        --       67,000          --
  Dividends on Preferred Stock..............................        --       (4,862)         --
  Distributions to shareholders.............................   (23,490)      (8,929)         --
  Payments of debt..........................................    (5,056)     (61,002)     (6,270)
  Redemption of Preferred Stock.............................        --      (67,000)         --
  Issuance of common stock..................................        --        5,500         126
  Repurchase of shareholders' common stock and
    recapitalization........................................        --     (216,780)         --
  Net proceeds from initial public offering of common
    stock...................................................        --       93,666          --
  Payment of financing costs................................        --       (8,450)         --
  Principal payments of capital lease obligations...........      (125)        (136)       (146)
                                                              --------    ---------    --------
        Net cash used in financing activities...............   (23,986)     (27,993)     (6,290)
                                                              --------    ---------    --------
Net increase (decrease) in cash and cash equivalents........     2,210       (4,151)        235
Cash and cash equivalents at beginning of year..............     5,735        7,945       3,794
                                                              --------    ---------    --------
Cash and cash equivalents at end of year....................  $  7,945    $   3,794    $  4,029
                                                              ========    =========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the years for:
    Interest................................................  $    853    $   8,020    $ 12,251
                                                              ========    =========    ========
    Income taxes............................................  $    216    $   3,063    $  9,726
                                                              ========    =========    ========

                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

1.  DESCRIPTION OF ENTITY, BASIS OF PRESENTATION AND INITIAL PUBLIC OFFERING

     Prior to May 7, 1996, Twin Laboratories Inc. ("Old Twin") and its affiliates, Twinlab Export Corp. ("Export"), Twinlab Specialty Corporation ("Specialty"), Alvita Products, Inc. ("Alvita"), Natur-Pharma, Inc. ("Natur-Pharma"), B. Bros. Realty Corporation ("B. Bros.") and Advanced Research Press, Inc. ("ARP") (collectively, the "Companies") operated as separate corporations, all of which were wholly-owned by the same individuals (with some companies having different ownership percentages among such individuals) except for Natur-Pharma and B. Bros., which were 97 percent owned by such individuals.

     On February 27, 1996, Twinlab Corporation (formerly TLG Laboratories Holding Corp.) ("Twinlab") was incorporated in contemplation of the Acquisition (as hereinafter defined). The accompanying consolidated financial statements include the accounts of Twinlab and subsidiaries (the "Company") after giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition.

     The shareholders of the Companies entered into a stock purchase and sale agreement dated as of March 5, 1996 and which was consummated on May 7, 1996 pursuant to which (i) Green Equity Investors II, L.P. ("GEI") acquired 8,880,000 shares (adjusted for the 18.5 for 1 stock split -- see Note 9a) (48 percent) of the common stock of Twinlab for aggregate consideration of $4,800 and shares of
11.25 percent non-voting junior redeemable preferred stock of Twinlab (the "Junior Preferred Stock") for aggregate consideration of $37,000, (ii) certain other investors acquired 1,295,000 shares (adjusted for the 18.5 for 1 stock split -- see Note 9a) (7 percent) of the common stock of Twinlab (each of these other investors owns less than 5 percent of the common stock of Twinlab) for aggregate consideration of $700 and shares of 14 percent non-voting senior redeemable preferred stock of Twinlab for aggregate consideration of $30,000 (the "Senior Preferred Stock", and together with the Junior Preferred Stock, the "Preferred Stock"), (iii) certain of the shareholders of the Companies (the "Continuing Shareholders") exchanged certain of their shares of common stock of Natur-Pharma for 8,325,000 shares (adjusted for the 18.5 for 1 stock split -- see Note 9a) (45 percent) of the outstanding shares of common stock of Twinlab, valued at $4,500, (iv) Twinlab purchased all of the remaining shares of common stock of Natur-Pharma from the existing shareholders for cash, resulting in Natur-Pharma becoming a wholly-owned subsidiary of Twinlab, (v) Old Twin, Alvita, Export, Specialty, and B. Bros. merged into Natur-Pharma and ARP merged with Natur-Pharma II, Inc., a wholly-owned subsidiary of Natur-Pharma (the surviving entity in such merger is referred to herein as "ARP"), and (vi) in connection with such mergers, the existing shareholders received cash in consideration for all their shares of capital stock of Old Twin, Alvita, Export, Specialty, B. Bros., and ARP. The total cash consideration that the existing shareholders received was approximately $212,500, approximately $15,300 of which represented consideration for non-competition agreements with each of the existing shareholders, which was recognized as a nonrecurring expense upon the consummation of the Acquisition. The transactions described above are hereinafter referred to as the "Acquisition." Concurrently with the consummation of the Acquisition, the Company entered into a credit facility (which provided for a term loan facility in the amount of $53,000 and a revolving credit facility in the amount of $15,000) (the "Original Credit Facility") and issued $100,000 aggregate principal amount of senior subordinated notes in a private placement (the "Note Offering", and, collectively with the Acquisition and the Original Credit Facility, the "Transactions"), which notes were subsequently exchanged in October 1996 for publicly registered notes. The net cash proceeds of the Note Offering were used, together with borrowings under the Original Credit Facility, the proceeds from the issuance of the common stock and Preferred Stock of Twinlab and available cash of the Company, to finance the Acquisition, to refinance approximately $7,000 aggregate principal amount of debt of the Company and to pay related fees and expenses. In connection with the Acquisition, Natur-Pharma's name was changed to Twin Laboratories Inc. ("Twin"). In connection with the Transactions, the Company has expensed $656 and $400 of professional fees for the year ended December 31, 1995 and 1996, respectively (the "Transaction Expenses").

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     Because the Acquisition did not result in a change in control as defined in Emerging Issues Task Force Issue No. 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"), the transactions were accounted for as a recapitalization under the guidance of EITF 88-16 and the Companies' historical basis of accounting were applied to the consolidated financial statements of Twinlab.

     The Company manufactures and markets high quality nutritional products, including a complete line of vitamins, minerals, and nutraceuticals, antioxidants, fish and marine oils and sports nutrition supplements through its Twinlab Division; a full line of herbs and phytonutrients through its Nature's Herbs Division; herbal teas through its Alvita Division; and a line of nutritional supplements through its network marketing subsidiary, Changes International of Fort Walton Beach, Inc. ("Changes International"). Twinlab Corporation also publishes "All Natural Muscular Development", a sports and fitness magazine, and health and fitness related books, audios, and newsletters through its publishing subsidiary, ARP.

     The following unaudited pro forma results of operations assume the Transactions occurred on January 1, 1995 and excludes the effect of (i) the nonrecurring non-competition agreement expense, and (ii) the Transaction Expenses, and reflects the additional interest expense relating to the financing of the Acquisition and the change in tax status. The pro forma operations data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the Transactions in fact occurred on January 1, 1995.

                                                                1995        1996
                                                              --------    --------
Net sales...................................................  $148,735    $170,075
Interest expense............................................    15,684      15,395
Income before extraordinary item............................     9,418      14,942
Basic and diluted income before extraordinary item per
  share.....................................................      0.35        0.55
Weighted average shares outstanding (in thousands)..........    27,000      27,000

     On November 15, 1996, the Company consummated an initial public offering of common stock (the "IPO"), with the sale to the public of 8,500,000 shares of common stock at $12.00 per share. In connection with the consummation of the IPO, the Company entered into an amended credit agreement which provides for a revolving credit facility of $50,000 (the "Revolving Credit Facility") (see Note
8). The net proceeds to the Company of the IPO of approximately $93,666 (after underwriters' discounts of $6,630 and offering expenses of $1,704), together with available cash resources of the Company and approximately $20,000 of borrowings under the Revolving Credit Facility, were used to repay all of the Company's outstanding indebtedness under the term loan contained in the Original Credit Facility, plus accrued and unpaid interest thereon of approximately $233, and to redeem all of the outstanding shares of Preferred Stock having an aggregate liquidation preference of $67,000, plus accrued and unpaid dividends thereon of approximately $4,862 (the "Repayments"). In connection with the prepayment of outstanding indebtedness under the term loan facility and the establishment of the Revolving Credit Facility, the Company recorded an extraordinary charge representing the write-off of previously deferred finance costs incurred in connection with the Original Credit Facility of approximately $1,792 (net of tax benefit of $1,134).

     The following unaudited pro forma results of operations assume the Transactions and the subsequent IPO occurred on January 1, 1995 and excludes the effect of (i) the nonrecurring non-competition agreement expense, (ii) the Transaction Expenses, (iii) the extraordinary item, and (iv) the dividends paid on the Preferred Stock which was redeemed in connection with the IPO, and reflects the additional interest expense relating to the financing of the Acquisition and the change in tax status. The pro forma operations data has been prepared for comparative purposes only and does not purport to represent what the Company's actual

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

results of operations would have been had the Transactions and the subsequent IPO in fact occurred on January 1, 1995.

                                                                1995        1996
                                                              --------    --------
Net sales...................................................  $148,735    $170,075
Interest expense............................................    12,355      12,372
Net income..................................................    11,429      16,729
Basic and diluted net income per share......................      0.42        0.62
Weighted average shares outstanding (in thousands)..........    27,000      27,000

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. PRINCIPLES OF CONSOLIDATION -- All material intercompany accounts and transactions have been eliminated.

     B. CASH EQUIVALENTS -- Investments with original maturities of three months or less are considered cash equivalents.

     C. INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out method) or market value.

     D. PROPERTY, PLANT AND EQUIPMENT -- Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets which range from three to forty years. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the estimated useful lives of the related assets or lease term.

     E. INTANGIBLE ASSETS -- Trademarks are being amortized on the straight-line method over their expected lives, not to exceed forty years. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is being amortized on the straight-line method over periods ranging from twenty to forty years. Other intangible assets acquired in connection with Changes International are being amortized on the straight-line method over five years.

     F. INCOME TAXES -- The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     G. REVENUE RECOGNITION -- Revenue from product sales is recognized at the time of shipment to the customer. Revenue from magazine subscriptions is recorded as deferred revenue at the time of sale and a pro rata share is included in revenue as magazines are delivered to subscribers. Advertising revenue is recognized when the related magazines are issued.

     H. RESEARCH AND DEVELOPMENT EXPENSES -- The Company charges research and development expenses to operations as incurred. Research and development expenses were $1,140, $1,119 and $1,095 for the years ended December 31, 1995, 1996 and 1997, respectively.

     I. EARNINGS PER SHARE -- The Company retroactively adopted SFAS No. 128, "Earnings Per Share" during 1997. SFAS No. 128 changed the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 requires presentation of "basic" and "diluted" earnings per share. The adoption of SFAS No. 128 did not have a material impact on the Company's income per share.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     J. IMPAIRMENT OF LONG-LIVED ASSETS -- In accordance with SFAS No. 121, "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of", the Company reviews its long-lived assets, including property and equipment, goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment costs, if any, are measured by comparing the carrying amount of the related assets to their fair value.

     K. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     L. RECLASSIFICATIONS -- Certain prior year balances have been reclassified to conform with current year classifications.

3.  ACQUISITION

     In November 1997, the Company acquired all of the outstanding shares of Changes International. Changes International is a network marketer of nutritional supplements. The Company paid $7,888 in cash, including acquisition costs, and issued 312,500 shares of its common stock (which had a market value of approximately $5,859 on the date of the acquisition).

     This acquisition has been accounted for as a purchase and, accordingly, the results of Changes International are included in the consolidated statements of income of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated on a preliminary basis to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $10,768 is being amortized over 20 years. The following unaudited pro forma information assumes that the acquisition of Changes International had occurred as of January 1, 1996, including the impact of the amortization expense associated with intangible assets acquired, increased interest expense on acquisition debt and related income tax effects. The pro forma operations data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the acquisition, in fact, occurred on January 1, 1996.

                                                                1996        1997
                                                              --------    --------
Net sales...................................................  $189,879    $247,636
Net income..................................................    11,154      23,628
Basic and diluted net income per share......................      0.23        0.87
Diluted weighted average shares outstanding (in
  thousands)................................................    27,313      27,391

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

4.  INVENTORIES

     Inventories consist of the following:

                                                               1996        1997
                                                              -------     -------
Raw materials...............................................  $10,802     $16,340
Work in process.............................................    8,712       7,393
Finished goods..............................................    9,929      13,521
                                                              -------     -------
          Total.............................................  $29,443     $37,254
                                                              =======     =======

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                               1996        1997
                                                              -------     -------
Land, building and leasehold improvements...................  $12,197     $12,322
Plant equipment.............................................    7,006       7,461
Office equipment............................................    2,292       2,606
Automobiles.................................................       12          33
                                                              -------     -------
                                                               21,507      22,422
Less: accumulated depreciation and amortization.............    7,350       8,464
                                                              -------     -------
  Property, plant and equipment -- net......................  $14,157     $13,958
                                                              =======     =======
  Depreciation and amortization expense.....................  $ 1,121     $ 1,120
                                                              =======     =======

     Included in plant equipment at December 31, 1996 and 1997 are assets held under capital leases with net carrying values totalling $343 and $206, respectively. Accumulated amortization on these assets at December 31, 1996 and 1997 was $343 and $480, respectively.

6.  OTHER ASSETS

     Other assets consist of the following:

                                                               1996      1997
                                                              ------    -------
Goodwill and related intangible assets, net of accumulated
  amortization of $131 and $274, respectively...............  $  573    $13,197
Deferred finance costs, net of accumulated amortization of
  $321 and $872, respectively...............................   4,915      4,337
Trademarks, net of accumulated amortization of $213 and
  $324, respectively........................................   1,400      1,391
Other.......................................................   1,076      1,419
                                                              ------    -------
          Total.............................................  $7,964    $20,344
                                                              ======    =======

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of the following:

                                                               1996      1997
                                                              ------    -------
Accrued salaries, employee benefits and payroll taxes.......  $1,957    $ 2,477
Other.......................................................   6,925      7,731
                                                              ------    -------
          Total.............................................  $8,882    $10,208
                                                              ======    =======

8.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                1996        1997
                                                              --------    --------
Revolving Credit Facility(a)................................  $ 20,000    $ 13,750
Senior subordinated notes(b)................................   100,000     100,000
Note payable to a power authority, payable in monthly
  installments of $2, including interest at 6.38 percent,
  maturing February 2011....................................       277         266
Obligations under capital lease.............................       304         158
Other.......................................................        73          64
                                                              --------    --------
                                                               120,654     114,238
Less: current portion.......................................    20,231      13,993
                                                              --------    --------
          Total.............................................  $100,423    $100,245
                                                              ========    ========

---------------
(a) The Revolving Credit Facility expires on May 7, 2002 and provides for borrowings up to $50,000. Borrowings under the Revolving Credit Facility bear interest, at the Company's discretion, at either the Alternative Base Rate, as defined, or at the Eurodollar Rate (maximum six-month term), plus a margin of 1.25 percent, as defined. The effective interest rate on borrowings under the Revolving Credit Facility ranged from 6.75 to 8.5 percent as of December 31, 1997. Interest rates are subject to increases or reduction based upon Twin's meeting certain financial tests. The proceeds of the Revolving Credit Facility are available for working capital requirements and for general corporate purposes, including up to $35,000 of which is available to fund permitted acquisitions, as defined, subject to certain conditions and reductions. (At December 31, 1997, approximately $21,250 of this portion of the Revolving Credit Facility was available to fund permitted acquisitions). A portion of the Revolving Credit Facility not to exceed $15,000 is available for the issuance of letters of credit which generally have an initial term of one year or less. The Revolving Credit Facility is secured by first priority security interests in all of the tangible and intangible assets of Twin and its direct subsidiaries and is guaranteed by Twinlab, ARP, and Changes International. In addition, the Revolving Credit Facility contains certain restrictive covenants including, among other things, the maintenance of certain debt coverage ratios, as well as restrictions on additional indebtedness, dividends and certain other significant transactions. The Company was in compliance with all such covenants as of December 31, 1997.

(b) The senior subordinated notes mature on May 15, 2006 and bear interest at a rate of 10 1/4 percent per annum. The senior subordinated notes are jointly and severally guaranteed by Twinlab, ARP, and Changes International on a full and unconditional unsecured senior subordinated basis. The senior subordinated notes are callable after five years at a premium to par which declines to par after eight years. Until May 15, 1999, Twin has the option to redeem up to 35 percent of the subordinated notes with the proceeds of a public offering at a redemption price of 109 1/2 percent. Upon a change of control, as defined,

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

    Twin is required to offer to redeem the subordinated notes at 101 percent of the principal amount plus accrued and unpaid interest. Restrictive covenants contained in the indenture governing the subordinated notes (the "Note Indenture") include, among other things, limitations on additional indebtedness, investments, dividends and certain other significant transactions. The Company was in compliance with all such covenants as of December 31, 1997.

     The Revolving Credit Facility and the Note Indenture restrict the payment of dividends and the making of loans, advances or other distributions of assets to Twinlab, except in certain limited circumstances.

     Maturities of long-term debt are as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1998........................................................    $ 13,993
1999........................................................          14
2000........................................................          15
2001........................................................          16
2002........................................................          17
Thereafter..................................................     100,183
                                                                --------
          Total.............................................    $114,238
                                                                ========

     The carrying amount of the Company's debt approximates fair value based on borrowing rates currently available to the Company for loans with similar terms.

9.  SHAREHOLDERS' EQUITY

     (a) CHANGES IN AUTHORIZED CAPITAL AND STOCK SPLIT -- In July 1996, the Board of Directors (the "Board") and the stockholders authorized an increase in the number of common shares authorized to 75,000,000 and an increase in the number of shares of preferred stock authorized to 2,000,000, which preferred stock may be issued by the Board on such terms and with such rights, preferences and designations as the Board may determine, without further stockholder action. Prior to the IPO, on November 15, 1996, the Board authorized a stock split (effected in the form of a stock dividend) of all issued and outstanding common shares at the rate of 18.5 for 1, which increased the number of issued and outstanding shares from 1,000,000 to 18,500,000. The stock split and the change in authorized common stock have been retroactively reflected for purposes of calculating income per share for all periods presented herein.

     (b) STOCK INCENTIVE PLAN -- In November 1996, the Board and stockholders of the Company approved and adopted the Twinlab Corporation 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan provides for the issuance of a total of up to 400,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by the Company for purposes of the 1996 Plan. Awards under the 1996 Plan may be made in the form of (i) incentive stock options; (ii) nonqualified stock options; (iii) stock appreciation rights; (iv) restricted stock; and (v) performance shares. Options become exercisable over five years from the date of grant at the rate of 20 percent of the grant each year and expire up to ten years after the date of grant. On November 14, 1996, the Board granted 120,000 nonqualified stock options under the 1996 Plan to certain key persons at an exercise price equal to the initial public offering price of $12.00 per share.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     The following table sets forth summarized information concerning the Company's stock options:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                   NUMBER         EXERCISE        EXERCISE
                                                  OF SHARES      PRICE RANGE       PRICE
                                                  ---------    ---------------    --------
Balance, January 1, 1996........................        --           $--           $   --
Granted.........................................   120,000         $12.00          $12.00
                                                   -------     ---------------     ------
Balance, December 31, 1996......................   120,000         $12.00          $12.00
Granted.........................................    56,000     $18.13 -- $19.38    $19.24
Canceled or expired.............................    (6,000)        $12.00          $12.00
Exercised.......................................    (7,600)        $12.00          $12.00
                                                   -------     ---------------     ------
Balance, December 31, 1997......................   162,400     $12.00 -- $19.38    $14.50
                                                   =======     ===============     ======
Shares exercisable at December 31, 1997.........    10,400                         $12.00
                                                   =======                         ======
Shares reserved for issuance at December 31,
  1997..........................................   392,400
                                                   =======

     Significant option groups outstanding at December 31, 1997 and related weighted average price and life information were as follows:

                                 WEIGHTED
                                  AVERAGE     WEIGHTED                 WEIGHTED
                                 REMAINING    AVERAGE                  AVERAGE
   RANGE OF         NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE    OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------   -----------   -----------   --------   -----------   --------
    $12.00          106,400         8.9        $12.00      10,400       $12.00
$18.13 -- $19.38     56,000         9.8        $19.24          --          N/A

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees", and selected interpretations in accounting for the 1996 Plan. Accordingly, as all options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plan. Had compensation cost for the Company's 1996 Plan been determined based upon the fair value at the grant date for awards under the 1996 Plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation", the Company's net income would have been reduced by approximately $14 and $188 in 1996 and 1997, respectively. The weighted average fair value of the options granted during 1996 and 1997 is estimated at $6.81 and $10.89 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions for 1996 and 1997, respectively: volatility of 45 percent and 46 percent, risk-free interest rate of 6.09 percent and 5.75 percent, and an expected life of seven years.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     c. NET INCOME PER SHARE -- In 1997, the Company adopted SFAS No. 128, "Earnings Per Share". Basic income per share is determined by using the weighted average number of shares of common stock outstanding during each period. Diluted income per share further assumes the issuance of common shares for all dilutive outstanding common stock options. The calculation for income before extraordinary item per share for each of the three years ended December 31, 1997 was as follows:

                                   1995                           1996                           1997
                       ----------------------------   ----------------------------   ----------------------------
                                            PER-                           PER-                           PER-
                                            SHARE                          SHARE                          SHARE
                       INCOME    SHARES    AMOUNT     INCOME    SHARES    AMOUNT     INCOME    SHARES    AMOUNT
                       -------   ------   ---------   -------   ------   ---------   -------   ------   ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income before
  extraordinary
  item...............  $30,224                        $13,588                        $22,671
Less: Preferred
  dividends..........    --                            (4,862)                         --
                       -------                        -------                        -------
BASIC INCOME PER
  SHARE
  Income before
    extraordinary
    item.............   30,224   27,000(a)   $1.12      8,726   27,000(a)   $0.33     22,671   27,042     $0.84
                                            =====                          =====                          =====
EFFECT OF DILUTIVE
  SECURITIES:
  Options............    --        --                   --        --                   --          36
                       -------   ------               -------   ------               -------   ------
DILUTED INCOME PER
  SHARE
  Income before
    extraordinary
    item.............  $30,224   27,000     $1.12     $ 8,726   27,000     $0.33     $22,671   27,078     $0.84
                       =======   ======     =====     =======   ======     =====     =======   ======     =====

---------------
(a) Amount assumes, as outstanding for the entire year, the 10,175,000 shares (adjusted for the 18.5 for one stock split -- see Note 9a) issued in connection with the Acquisition and the 8,500,000 shares issued in connection with the IPO (see Note 1).

10.  INCOME TAXES

     Prior to the consummation of the Acquisition, all of the Companies were "S" corporations and as such Federal and state taxes were generally paid at the shareholder level only. The provision for income taxes for the year ended December 31, 1995 and through the consummation of the Acquisition on May 7, 1996 represents state taxes for those states that impose a tax on "S" corporations.

     Upon consummation of the Acquisition, the Companies terminated their S Corporation status. The mergers of Old Twin, Alvita, Export, Specialty and B. Bros. into Natur-Pharma were treated as taxable asset purchases for Federal and state income tax purposes and a recapitalization for financial accounting purposes. For Federal and state income tax purposes, the purchase price was allocated among the various corporations and their respective assets and liabilities based on the respective fair values as of the closing of the Acquisition. This resulted in different book and tax asset bases for the assets of these companies, which resulted in deferred tax assets of approximately $55,571.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     The provision for (benefit from) income taxes consists of the following:

                                                           1995     1996       1997
                                                           ----    -------    -------
Current:
  Federal................................................  $ --    $ 3,662    $ 8,916
  State and local........................................   240        618      1,494
                                                           ----    -------    -------
                                                             --      4,280     10,410
                                                           ----    -------    -------
Deferred:
  Federal................................................    --     (3,108)     3,515
  State and local........................................    --       (376)       169
                                                           ----    -------    -------
                                                             --     (3,484)     3,684
                                                           ----    -------    -------
                                                           $240    $   796    $14,094
                                                           ====    =======    =======

     The difference between the statutory Federal tax rate and the Company's effective tax rate is as follows (as a percentage of pre-tax income):

                                                              1995     1996     1997
                                                              -----    -----    ----
Statutory Federal income tax rate...........................   34.0%    34.0%   35.0%
State and local income taxes (net of Federal tax benefit)...    0.8      1.1     2.9
Exempt income due to "S" Corporation status.................  (34.0)   (26.8)     --
Other.......................................................     --     (2.8)    0.4
                                                              -----    -----    ----
Effective tax rate..........................................    0.8%     5.5%   38.3%
                                                              =====    =====    ====

     At December 31, 1996 and 1997, the deferred tax assets, which required no valuation allowance, consisted of:

                                                               1996       1997
                                                              -------    -------
Accounts receivable.........................................  $   856    $ 1,099
Inventories.................................................      238        380
Property, plant and equipment...............................      464         34
Intangible and other assets.................................   52,394     48,743
Other.......................................................      124        136
                                                              -------    -------
                                                              $54,076    $50,392
                                                              =======    =======

11.  EMPLOYEE BENEFIT PLANS

     Old Twin provided a profit sharing plan, and Natur-Pharma provided an Employee Savings and Investment Plan to all eligible employees, as defined, through July 1, 1996. Effective July 1, 1996, the Company adopted the Twin Laboratories Inc. 401(k) Plan (the "401(k) Plan") which is an amendment and restatement of the Old Twin profit sharing plan and merged the Natur-Pharma Employee Savings and Investment Plan into the 401(k) Plan.

     Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain limitations, and the Company will match 50 percent of an employee's contribution. Total provisions with respect to these plans approximated $287, $164 and $375 for the years ended December 31, 1995, 1996 and 1997, respectively.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

12.  COMMITMENTS AND CONTINGENCIES

     A. LEASES -- The Company leases certain warehouse space and equipment under operating leases. Generally, the leases carry renewal provisions and require the payment of maintenance costs. Rental payments may be adjusted for increases in taxes and other costs above specific amounts. Rental expense charged to operations for the years ended December 31, 1995, 1996 and 1997 was approximately $1,370, $1,579, and $1,874, respectively.

     Future minimum payments under noncancellable operating leases with initial or remaining terms of more than one year are as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
     1998...................................................  $ 3,089
     1999...................................................    2,408
     2000...................................................    2,300
     2001...................................................    1,813
     2002...................................................    1,697
     Thereafter.............................................    1,828
                                                              -------
          Total.............................................  $13,135
                                                              =======

     During 1997, the Company entered into several agreements for the sale and leaseback of certain production equipment. The Company received $3,099 which approximated the net book value of the assets sold. These leases have been classified as operating leases.

     B. LEGAL MATTERS -- The Company, like various other participants in the nutritional supplement industry, has been a defendant in court actions seeking damages for alleged personal injuries resulting from products containing allegedly contaminated added manufactured L-Tryptophan. To date, 132 of the 133 suits in which the Company was a named defendant (the "L-Tryptophan Actions") have been dismissed or settled at no cost to the Company pursuant to an indemnification agreement (the "Indemnification Agreement") between the Company and a U.S. subsidiary of the Japanese manufacturer of the allegedly contaminated ingredient. The Company believes, after consultation with outside counsel, that few new lawsuits are likely to be brought in view of applicable statutes of limitation. Based upon consultation with outside counsel, the Company also believes that , in light of the Indemnification Agreement and the resolution of virtually all of the L-Tryptophan Actions at no cost to the Company, the prospect of the remaining L-Tryptophan Actions and any possible future actions having a material adverse effect on the Company's consolidated financial statements is remote. The Company no longer markets any products containing added manufactured L-Tryptophan.

     The Company is also engaged in various other litigation in the ordinary course of business. Management is of the opinion that the amounts which may be awarded or assessed, if any, in connection with these matters will not have a material adverse effect on the consolidated financial statements.

13.  MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

     The Company has two significant customers which accounted for approximately 27 and 21 percent, respectively, of net sales for 1995; 25 and 20 percent, respectively, of net sales for 1996; and 19 and 23 percent, respectively, of net sales for 1997. No other customer accounted for more than 10 percent of net sales in any of the three years ended December 31, 1997.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     The Company's customers are primarily large independent distributors of health food products. At December 31, 1996 and 1997, approximately 64 and 58 percent, respectively, of accounts receivable related to two customers.

14.  CONDENSED AND SUMMARIZED FINANCIAL INFORMATION

     As noted in Note 8b, the Revolving Credit Facility and the Note Indenture restrict the payment of dividends and the making of loans, advances, or other distributions to Twinlab, except in certain limited circumstances. After giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition, the condensed financial information of Twinlab, on a stand-alone basis, is as follows (because Twinlab had no cash prior to the consummation of the Acquisition, no condensed statement of cash flows is presented for the year ended December 31, 1995):

CONDENSED BALANCE SHEETS                                        1996         1997
------------------------                                      ---------    ---------
ASSETS
Cash........................................................  $     162    $     169
Investment in subsidiaries..................................      1,526       30,175
                                                              ---------    ---------
                                                              $   1,688    $  30,344
                                                              =========    =========
SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value; 2,000,000 shares
  authorized; none issued...................................  $      --    $      --
Common stock ($1.00 par value; 75,000,000 shares authorized;
  27,000,000 and 27,320,100 shares outstanding,
  respectively).............................................     27,000       27,320
Additional paid-in capital..................................    141,338      147,003
Accumulated deficit.........................................   (166,650)    (143,979)
                                                              ---------    ---------
                                                              $   1,688    $  30,344
                                                              =========    =========

CONDENSED STATEMENTS OF INCOME                           1995       1996       1997
------------------------------                          -------    -------    -------
Equity interest in net income of subsidiaries.........  $30,224    $11,742    $22,856
Interest income.......................................       --         54          7
                                                        -------    -------    -------
Income before provision for income taxes..............   30,224     11,796     22,863
Provision for income taxes............................       --         --        192
                                                        -------    -------    -------
Net income............................................  $30,224    $11,796    $22,671
                                                        =======    =======    =======

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

CONDENSED STATEMENTS OF CASH FLOWS                              1996         1997
----------------------------------                            ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  11,796    $ 22,671
                                                              ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Equity investment in subsidiaries.........................    119,771     (19,064)
                                                              ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of business, net of cash acquired................         --      (3,726)
  Proceeds from issuance of Preferred Stock.................     67,000          --
  Dividends on Preferred Stock..............................     (4,862)         --
  Distributions to shareholders.............................     (8,929)         --
  Redemption of Preferred Stock.............................    (67,000)         --
  Issuance of common stock..................................      5,500         126
  Repurchase of shareholders' common stock and
     recapitalization.......................................   (216,780)         --
  Proceeds from initial public offering of common stock.....     93,666          --
                                                              ---------    --------
          Net cash used in financing activities.............   (131,405)     (3,600)
                                                              ---------    --------
Net increase in cash........................................        162           7
Cash at beginning of year...................................         --         162
                                                              ---------    --------
Cash at end of year.........................................  $     162    $    169
                                                              =========    ========

     Twin is a direct wholly-owned subsidiary of Twinlab. ARP and Changes International are indirect wholly-owned subsidiaries of Twinlab. Twinlab, ARP and Changes International have provided joint and several full and unconditional senior subordinated guarantees of the senior subordinated notes of Twin (see
Note 8b).

     The assets, results of operations and shareholders' equity of Twin comprise substantially all of the assets, results of operations and shareholders' equity of Twinlab on a consolidated basis. Twinlab has no separate operations and has no significant assets other than Twinlab's investment in Twin and, through Twin, in ARP and Changes International. Twin has no direct or indirect subsidiaries other than ARP and Changes International; Twin has no other stockholder than Twinlab. Accordingly, the Company has determined that separate financial statements of Twin, ARP and Changes International would not be material to investors and, therefore, are not included herein.

     Summarized financial information of Twin is as follows:

                                                       1995        1996        1997
                                                     --------    --------    --------
Current assets.....................................  $ 58,663    $ 68,100    $ 88,077
Noncurrent assets..................................    16,646      74,979      83,079
Current liabilities................................    14,233      39,426      44,825
Noncurrent liabilities.............................     5,671     100,423     100,245
Shareholder's equity...............................    55,405       3,230      26,086
Net sales..........................................   148,735     170,075     213,229
Gross profit.......................................    58,803      70,248      92,282
Net income.........................................    30,224      11,742      22,856

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     Summarized financial information of ARP is as follows:

                                               1995        1996        1997
                                             --------    --------    --------
Current assets.............................  $  1,266    $  1,577    $  1,399
Noncurrent assets..........................       168         182         193
Current liabilities........................     1,211       1,200         568
Noncurrent liabilities.....................        --          --          --
Shareholder's equity.......................       223         559       1,024
Net sales..................................     5,200       5,862       5,661
Gross profit...............................       259         886       1,329
Net income (loss)..........................      (128)        392         465

     Summarized financial information of Changes International is as follows:

                                                               1997
                                                              -------
Current assets..............................................  $ 4,005
Noncurrent assets...........................................   13,026
Current liabilities.........................................    3,010
Noncurrent liabilities......................................       --
Shareholder's equity........................................   14,021
Net sales...................................................    7,037
Gross profit................................................    5,854
Net income..................................................      273

15.  SUBSEQUENT EVENTS (UNAUDITED)

     a. PROPOSED PUBLIC OFFERING -- In February 1998, the Company determined to work towards a proposed public offering of the Company's common stock (the "Offering") on a firm commitment basis. The proposed Offering contemplates that a total of 8,000,000 shares of common stock will be offered to the public, of which 4,000,000 shares will be sold by certain of the Company's stockholders. The net proceeds to the Company from the Offering are estimated to be approximately $139,400. Of the net proceeds to the Company, approximately $56,500 will be used to pay the purchase price for the Bronson Acquisition (as defined in Note 15.b.), including related fees and expenses; approximately $40,100 will be used to exercise the Company's option to redeem $35,000 of the senior subordinated notes at a redemption price of 109 1/2 percent, plus accrued and unpaid interest; and approximately $9,900 will be used to reduce outstanding borrowings under the Revolving Credit Facility, including accrued and unpaid interest. The remaining net proceeds to the Company will be used for working capital and other general corporate purposes.

     b. POTENTIAL ACQUISITION -- On March 17, 1998, the Company entered into a definitive agreement to acquire substantially all of the assets and assume certain liabilities of the Bronson division ("Bronson") of Jones Medical Industries, Inc. (the "Bronson Acquisition"). The Company expects that the closing of the Bronson Acquisition will occur during the second quarter of fiscal 1998. Bronson's net sales and operating income for the fiscal year ended December 31, 1997, were approximately $32,105, and $9,505, respectively. The purchase price is $55,000 in cash (excluding related fees and expenses), subject to certain adjustments, which the Company intends to finance with a portion of the net proceeds of the Offering. In the event the Offering is not consummated, the Company would seek to amend its Revolving Credit Facility to increase the permitted borrowings and to finance the Bronson Acquisition with borrowings thereunder.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                  (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

     c. STOCK OPTION PLAN -- In January 1998, the Board approved, subject to approval at the Company's 1998 annual meeting of stockholders, a new stock option plan providing for the issuance of options to purchase up to 1,000,000 shares of common stock.

======================================================

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Additional Information.................    3
Incorporation of Certain Information By
  Reference............................    4
Prospectus Summary.....................    5
Summary Historical Financial Data......   11
Risk Factors...........................   13
Price Range of Common Stock............   19
Use of Proceeds........................   19
Dividend Policy........................   20
Capitalization.........................   20
Selected Historical Financial Data.....   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   23
Business...............................   28
Management.............................   43
Principal and Selling Stockholders.....   46
Description of Certain Indebtedness....   48
Description of Capital Stock...........   50
Shares Eligible for Future Sale........   51
Certain United States Federal Tax
  Consequences to Non-United States
  Holders..............................   52
Underwriting...........................   55
Legal Matters..........................   57
Experts................................   57
Index to Consolidated Financial
  Statements...........................  F-1

======================================================
======================================================
                                8,000,000 SHARES

                                 [TWINLAB LOGO]
                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                          Joint Book-Running Managers

                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
             SECURITIES CORPORATION
                               ------------------
                          ADAMS, HARKNESS & HILL, INC.
                                LEHMAN BROTHERS
                              SALOMON SMITH BARNEY
                                 APRIL 7, 1998
======================================================